Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

COMMUNITY BANK, N.A.,

EAGLE MERGER SUB INC.

AND

ELMIRA SAVINGS BANK

Dated as of October 3, 2021

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EXHIBITS

Exhibit A	Second Step Merger Agreement

Exhibit B	Shareholder Support Agreement Signatories

Exhibit C	Form of Shareholder Support Agreement

-ii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 3, 2021, by and among Community Bank, N.A., a national banking association (“Community”), Eagle Merger Sub Inc., a New York corporation (“Merger Sub”), and Elmira Savings Bank, a New York state chartered savings bank (“Elmira”).

RECITALS

WHEREAS, the Boards of Directors of Community, Merger Sub and Elmira have approved this Agreement and the transactions described herein in accordance with the National Bank Act, the Business Corporation Law of the State of New York (the “NYBCL”), the Consolidated Laws of New York, Banking Law (the “NY Banking Law”), the Bank Holding Company Act of 1956, as amended, and rules and regulations thereunder (the “BHC Act”) and the Bank Merger Act, respectively, and the rules and regulations promulgated thereunder, and have declared the same advisable and in the best interests of Elmira, Merger Sub and Community and, as applicable, their respective shareholders;

WHEREAS, this Agreement provides for the acquisition of Elmira by Community pursuant to the merger of Merger Sub with and into Elmira (the “First Step Merger”) with Elmira surviving the First Step Merger as a wholly-owned Subsidiary of Community;

WHEREAS, following the First Step Merger, Elmira shall merge with and into Community (the “Second Step Merger”) with Community surviving the Second Step Merger, pursuant to the terms of the Plan of Merger and Merger Agreement between Community and Elmira attached hereto as Exhibit A (the “Second Step Merger Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Community’s and Merger Sub’s willingness to enter into this Agreement, each of the individuals listed on Exhibit B attached hereto who holds shares of Elmira Common Stock has executed and delivered to Community an agreement in substantially the form of Exhibit C attached hereto (each a “Shareholder Support Agreement”), pursuant to which they have agreed, among other things, subject to the terms of such Shareholder Support Agreement, to vote the shares of Elmira Common Stock held of record by such Persons or as to which they otherwise have beneficial ownership to adopt this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

Article 1

Transactions and Terms of Merger

Section 1.1           First Step Merger.

(a)            Subject to the terms and conditions of this Agreement, in accordance with the NYBCL at the Effective Time (or in accordance with the Bank Merger Act if Merger Sub has assigned its rights and responsibilities under this Agreement as permitted by Section 7.7 hereunder), Merger Sub (or its assignee successor) shall be merged with and into Elmira. Elmira shall be the surviving entity (the “Surviving Entity”) resulting from the First Step Merger and the separate corporate existence of Merger Sub shall thereupon cease. Elmira shall continue to be governed by the NY Banking Law, and the separate corporate existence of Elmira with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the First Step Merger.

(b)            Closing. Subject to the terms and conditions of this Agreement, the closing of the First Step Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Squire Patton Boggs (US) LLP, 1211 6th Avenue, 26th Floor, New York, NY 10036, or by the electronic transmission of signature pages, as soon as practicable and in any event no later than thirty (30) days after the satisfaction or waiver (subject to the Laws of the State of New York) of the latest to occur of the conditions set forth in Article 5 hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Community and Elmira (the date on which the Closing occurs, the “Closing Date”).

(c)            Effective Time of the First Step Merger. The First Step Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) to be filed with the New York State Department of State (the “NYDOS”) on the Closing Date. The term “Effective Time” shall be the date and time when the First Step Merger becomes effective, as set forth in the Certificate of Merger.

(d)            Effects of the First Step Merger. At and after the Effective Time, the First Step Merger shall have the effects set forth in the applicable provisions of the NYBCL (or in accordance with the Bank Merger Act if Merger Sub has assigned its rights and responsibilities under this Agreement as permitted by Section 7.7).

(e)            Organizational Documents of the Surviving Entity; Directors and Officers. The Organization Certificate of Elmira, as in effect immediately prior to the Effective Time, shall become and remain the Organization Certificate of the Surviving Entity until the effective time of the Second Step Merger or amended in accordance with applicable Laws. The bylaws of Elmira, as in effect immediately prior to the Effective Time, shall become and remain the bylaws of the Surviving Entity until the effective time of the Second Step Merger or amended in accordance with applicable Laws. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity as of the Effective Time until the effective time of the Second Step Merger. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity as of the Effective Time, until the effective time of the Second Step Merger or the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

(f)            Tax Treatment. The Parties intend that the First Step Merger shall be treated as a taxable sale of the stock of Elmira by Elmira’s shareholders to Community for U.S. federal, state and local income tax purposes. The Parties shall file, and shall cause their respective Affiliates to file, all Tax Returns and other governmental filings on a basis consistent with such treatment and no Party shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such treatment; provided, however, that nothing herein shall prevent a Party from settling any proposed deficiency or adjustment by any Governmental Authority based on such treatment and no Party will be required to litigate any proposed adjustment by any Governmental Authority challenging such treatment.

Section 1.2         Second Step Merger. Prior to the Effective Time, Community and Elmira shall execute the Second Step Merger Agreement. Subject to the terms and conditions of this Agreement and the Second Step Merger Agreement, Elmira shall be merged with and into Community in accordance with the provisions of 12 U.S.C. Sections 215a and 1828(c). Community shall be the surviving bank resulting from the Second Step Merger and the separate existence of Elmira shall thereupon cease. Community shall continue to be governed by the Laws of the United States, and the separate existence of Community with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Second Step Merger. Subject to the satisfaction of the conditions to closing set forth in the Second Step Merger Agreement, the Second Step Merger shall occur immediately following the First Step Merger unless otherwise determined by Community in its sole discretion.

Section 1.3         Structure Change. Community may at any time change the method of effecting the First Step Merger and the Second Step Merger, including effecting any assignment by Merger Sub of its rights and responsibilities under this Agreement to an Affiliate of Merger Sub and the acceptance and assumption of such rights and responsibilities by such Affiliate as set forth in Section 7.7 hereto, and Elmira agrees to enter into any amendments to this Agreement or other agreement as Community may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (a) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (b) adversely affect the Tax treatment of the First Step Merger with respect to Elmira’s shareholders or (c) be reasonably likely to cause the Closing to be prevented or materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed.

Article 2

Treatment of Securities

Section 2.1          Treatment of Elmira Shares.

(a)            Treatment of Elmira Common Stock. At the Effective Time, by virtue of the First Step Merger and without any action on the part of the Parties or holders of any securities of Elmira, subject to Section 2.1(c) and any applicable withholding Tax, each share of Elmira Common Stock issued and outstanding immediately prior to the Effective Time (other than Elmira Common Shares to be cancelled in accordance with Section 2.1(b) and other than any Proposed Dissenting Shares) shall be automatically converted into the right to receive $23.10 in cash (the “Merger Consideration”), without interest. From and after the Effective Time, all such Elmira Common Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Elmira Common Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, without interest, upon the surrender of such Elmira Common Shares in accordance with Section 2.2(b) or in accordance with Section 2.4, as applicable.

(b)            Cancellation of Elmira Shares. At the Effective Time, all Elmira Common Shares and Elmira Preferred Shares owned by any of the Parties or by any of their respective Subsidiaries (other than any such shares owned in a fiduciary capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)            Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Elmira Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Elmira Shares outstanding after the date hereof and prior to the Effective Time.

(d)            Community Common Stock. At and after the Effective Time, each share of Community Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Community Common Stock and shall not be affected by the First Step Merger.

(e)            Merger Sub Common Stock. At and after the Effective Time, each share of common stock, par value $0.0001 per share, of Merger Sub, or its assignee successor, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $1.00 per share, of the Surviving Entity.

Section 2.2          Payment for Securities; Surrender of Elmira Certificates.

(a)            Paying Agent. Prior to the Effective Time, Community shall designate a registered transfer agent or bank or trust company reasonably acceptable to Elmira to act as the paying agent in connection with the First Step Merger (the “Paying Agent”). The Paying Agent shall also act as the agent for Elmira’s shareholders (other than with respect to Elmira Restricted Shares and Elmira Stock Options) for the purpose of receiving and holding their Elmira Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At least one Business Day prior to the Effective Time, Community shall deposit, or cause to be deposited, with the Paying Agent, cash in immediately available funds in an amount sufficient to pay the aggregate Merger Consideration (such cash amount, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Elmira Common Stock. In the event the Exchange Fund shall be insufficient to pay the aggregate Merger Consideration, Community shall promptly deposit additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. Community shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Paying Agent as reasonably directed by Community; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Elmira Certificates or Book-Entry Shares pursuant to this Article 2. Any interest and other income resulting from such investments shall be paid to Community on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund.

(b)            Procedures for Surrender. Promptly after the Effective Time, Community shall cause the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Elmira Common Shares (the “Elmira Certificates”) or non-certificated Elmira Common Shares represented by book-entry (“Book-Entry Shares”) and whose Elmira Common Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (other than with respect to Elmira Restricted Shares and Elmira Stock Options) (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Elmira Certificates shall pass, only upon delivery of the Elmira Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Community may reasonably specify and (ii) instructions for effecting the surrender of the Elmira Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration, as applicable, into which such Elmira Shares have been converted pursuant to Section 2.1. Upon surrender of a Elmira Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Community, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Elmira Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, in the case of Elmira Common Shares, the applicable Merger Consideration pursuant to the provisions of this Article 2 for each Elmira Common Share formerly represented by such Elmira Certificate or Book-Entry Share, in each case, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) Business Days following the Paying Agent’s receipt of such Elmira Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Elmira Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be cancelled. The Paying Agent shall accept such Elmira (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Elmira Certificate is registered, it shall be a condition precedent of payment that (A) the Elmira Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Elmira Certificate surrendered or shall have established to the satisfaction of Community that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Elmira Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article 2.

(c)            Transfer Books; No Further Ownership Rights in Elmira Shares. At the Effective Time, the stock transfer books of Elmira shall be closed and thereafter there shall be no further registration of transfers of Elmira Shares on the records of Elmira. From and after the Effective Time, the holders of Elmira Certificates or Book-Entry Shares (including, for the avoidance of doubt, Elmira Restricted Shares and Elmira Stock Options) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Elmira Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Elmira Certificates or Book-Entry Shares (including, for the avoidance of doubt, Elmira Restricted Shares and Elmira Stock Options) are presented to the Surviving Bank for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)            Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, Community shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Elmira Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Community (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Elmira Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, neither Community nor the Paying Agent shall be liable to any holder of a Elmira Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)            Lost, Stolen or Destroyed Elmira Certificates. In the event that any Elmira Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Elmira Certificates, upon the making of an affidavit of that fact by the holder thereof and the payment by such holder of any fees and expenses required by the Paying Agent, the Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof.

Section 2.3         Dissenters’ Rights.

(a)            Notwithstanding anything in this Agreement to the contrary, Elmira Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the approval of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such Elmira Common Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Sections 604 and 6022 of the NY Banking Law (the “Appraisal Rights”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.1, but instead at the Effective Time shall be converted into the right to receive payment, solely from the Surviving Entity, of the fair value of such Elmira Common Shares in accordance with the Appraisal Rights (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, however, that if any such holder (including any holder of Proposed Dissenting Shares) shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration. “Proposed Dissenting Shares” means shares of Elmira Common Stock whose holders provide demands for appraisal to Elmira prior to the Elmira Shareholder Meeting, or at such meeting but before the vote, and do not vote in favor of the approval of this Agreement, in each case in accordance with the Appraisal Rights.

(b)            Elmira shall give prompt notice to Community of any demands received by Elmira for appraisal of any Elmira Common Shares, of any withdrawals of such demands and of any other instruments served pursuant to the NY Banking Law and received by Elmira relating to Appraisal Rights, and Community shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, Elmira shall not, without the prior written consent of Community, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 2.4          Treatment of Elmira Equity Awards.

(a)            As of immediately prior to the Effective Time, each share of Elmira Common Stock subject to vesting or forfeiture restrictions and granted under any Elmira Benefit Plan that is outstanding immediately prior to the Effective Time (a “Elmira Restricted Share”), whether or not then vested, shall, automatically and without any action on behalf of the holder thereof, vest in full and the restrictions thereon shall lapse, and such Elmira Restricted Share shall be canceled and converted into a right of the former holder of such Elmira Restricted Share to receive an amount in cash, without interest, equal to the Merger Consideration plus all dividends, if any, accrued but unpaid as of the Effective Time with respect to such Elmira Restricted Share.

(b)            As of immediately prior to the Effective Time, each Elmira Stock Option granted by Elmira to purchase a share of Elmira Common Stock under a Elmira Benefit Plan, whether vested or unvested, that is outstanding and unexercised immediately prior the Effective Time (a “Elmira Stock Option”) shall, automatically and without any action on behalf of the holder thereof, be canceled and converted into a right of the former holder of such Elmira Stock Option to receive an amount in cash, without interest, equal to the difference, if positive, between the Merger Consideration and the exercise price of the Elmira Stock Option. Any Elmira Stock Option with an exercise price that equals or exceeds the Merger Consideration shall be canceled with no consideration being paid to the former holder of such Elmira Stock Option with respect to such Elmira Stock Option.

(c)            Prior to the Effective Time, Elmira or its Board of Directors or a committee thereof, as applicable, shall pass resolutions and take any actions as are necessary to effectuate the provisions of this Section 2.4.

(d)            Subject to Section 2.5, within fifteen (15) days after the Effective Time, any amounts due to the former holders of Elmira Restricted Shares or Elmira Stock Options pursuant to this Section 2.4 shall be paid through the payroll system of the Surviving Entity or one of its Affiliates.

Section 2.5          Withholding. Community shall be entitled to deduct and withhold, or cause the Paying Agent or the Surviving Entity or any of its Subsidiaries to deduct and withhold, from the consideration otherwise payable to a holder of Elmira Common Stock, Elmira Restricted Shares or Elmira Stock Options pursuant to this Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Elmira Common Stock, Elmira Restricted Shares or Elmira Stock Options in respect of which such deduction and withholding was made.

Article 3

Representations and Warranties

Section 3.1         Disclosure Letters. Concurrently with the execution and delivery of this Agreement, Elmira has delivered to Community and Merger Sub and Community and Merger Sub have delivered to Elmira a letter that will be treated confidentially (the “Elmira Disclosure Letter” and the “Community Disclosure Letter,” respectively) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of Elmira’s, on the one hand, or Community’s and Merger Sub’s, on the other hand, respective representations or warranties contained in this Article 3 or to one or more of its covenants contained in Article 4; provided, that (a) no such item is required to be set forth in the Elmira Disclosure Letter or the Community Disclosure Letter as an exception to any representation or warranty of Elmira or Community and Merger Sub, respectively, if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (b) the mere inclusion of an item in the Elmira Disclosure Letter or the Community Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by Elmira or Community and Merger Sub, respectively, that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect on Elmira or Community, respectively. Any disclosures made with respect to a subsection of Section 3.2 or Section 3.3 shall be deemed to qualify any other subsections of Section 3.2 or Section 3.3, respectively, specifically referenced or cross-referenced or that contains sufficient detail to enable a reasonable Person to recognize the relevance of such disclosure to such other subsections.

Section 3.2         Representations and Warranties of Elmira. Subject to and giving effect to Section 3.1 and except as set forth in the Elmira Disclosure Letter, Elmira hereby represents and warrants to Community and Merger Sub as follows:

(a)            Organization, Standing, and Power. Elmira is a New York chartered savings bank with its main office located in the State of New York. Elmira is a member bank of the Federal Reserve System. Elmira is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. Elmira is a member in good standing of the Federal Home Loan Bank of New York. Each Subsidiary of Elmira is listed in Section 3.2(a) of the Elmira Disclosure Letter. Elmira and each of its Subsidiaries (i) are duly organized, validly existing, and (as to corporations) are in good standing under the Laws of the jurisdiction of their respective organization, (ii) have the requisite corporate power and authority to own, lease, and operate their properties and assets and to carry on their businesses as now conducted, and (iii) are duly qualified or licensed to do business and in good standing in the States of the United States and foreign jurisdictions where the character of their assets or the nature or conduct of their business requires them to be so qualified or licensed, except in the case of this clause (iii) where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Elmira.

(b)                  Authority; No Breach of Agreement.

(i)            Elmira has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, including the Second Step Merger Agreement and the Second Step Merger, have been duly and validly authorized by all necessary corporate action (including valid authorization and approval of this Agreement by Elmira’s duly constituted Board of Directors), subject only to the Elmira Shareholder Approval. This Agreement has been duly executed and delivered by Elmira and, assuming due authorization, execution, and delivery of this Agreement by Community and Merger Sub, this Agreement represents a legal, valid and binding obligation of Elmira enforceable against Elmira in accordance with its terms (except in all cases as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (B) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii)            Elmira’s Board of Directors has: (A)  duly approved and declared advisable this Agreement and the First Step Merger and the other transactions contemplated hereby, including the Second Step Merger Agreement and the Second Step Merger; (B) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Elmira and the holders of Elmira Common Stock; (C) resolved to recommend that the holders of Elmira Common Stock approve this Agreement (such recommendation being the “Elmira Directors’ Recommendation”); and (D) directed that this Agreement be submitted to the holders of Elmira Common Stock for their approval.

(iii)            The Elmira Shareholder Approval is the only vote of the holders of any class or series of Elmira’s capital stock or other securities required by applicable Law in connection with the consummation of the First Step Merger. No vote of the holders of any class or series of Elmira’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Elmira other than the First Step Merger.

(iv)            Neither the execution and delivery of this Agreement or the Second Step Merger Agreement by Elmira, nor the consummation of the transactions contemplated hereby, nor compliance with any of the provisions hereof, will (A) violate, conflict with or result in a breach of any provision of the Organizational Documents of Elmira or any of its Subsidiaries, (B) except as set forth in Section 3.2(b)(iv) of the Elmira Disclosure Letter, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than Permitted Liens) upon any of the respective properties or assets of Elmira or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, Contract, Permit or other instrument or obligation to which Elmira or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, or (C) subject to receipt of the Requisite Regulatory Approvals and the expiration of any waiting period required by Law as described in clause (v) below, violate any Law or Order applicable to Elmira or its Subsidiaries or any of their respective material assets, except, in the case of clauses (B) and (C), as individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the ability of Elmira to perform its obligations under this Agreement or to timely consummate the First Step Merger.

(v)            Except for (A) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (B) the filing of applications, filings and notices, as applicable, with the OCC, including under the Bank Merger Act, and approval of such applications, notices and filings, (C) filings with the FDIC, if required, under the Bank Merger Act with respect to the First Step Merger if Merger Sub has assigned its rights and responsibilities under this agreement as permitted by Section 7.7, (D) the filing of any required applications, notices or filings with any state banking authorities listed on Section 3.2(b)(v)(D) of the Elmira Disclosure Letter or Section 3.3(b)(v)(D) of the Community Disclosure Letter and approval of such applications, notices or filings, (E) the filing of the Certificate of Merger with the NYDOS pursuant to the NYBCL, if applicable, and (F) as otherwise set forth in Section 3.2(b)(v)(F) of the Elmira Disclosure Letter, no Order of, or Consent of, to or with, any Governmental Authority or other third party is necessary in connection with the execution, delivery or performance of this Agreement or the Second Step Merger Agreement by Elmira, or the consummation by Elmira of the First Step Merger, the Second Step Merger and the other transactions contemplated by this Agreement and the Second Step Merger Agreement.

(c)                   Capital Stock.

(i)            Elmira’s authorized capital stock consists of (i) 5,000,000 shares of Elmira Common Stock, of which, as of September 29, 2021, 3,547,604 shares are issued and outstanding (which includes 29,378 Elmira Restricted Shares) and 93,883 shares are held in treasury, (ii) 5,000,000 shares of Elmira Preferred Stock, of which no shares are outstanding or held in treasury, (iii) 203,903 shares of Elmira Common Stock reserved for issuance upon the exercise of outstanding Elmira Stock Options, and (iv) 468,904 shares of Elmira Common Stock reserved for issuance pursuant to future grants under the Elmira KSOP. Set forth in Section 3.2(c)(i) of the Elmira Disclosure Letter is a true and complete schedule of all outstanding Rights to acquire Elmira Shares and outstanding Elmira Restricted Shares and Elmira Stock Options, including grant date, vesting schedule, exercise price, expiration date and the name of the holder of such Rights. Except as disclosed in this Section 3.2(c) or in Section 3.2(c)(i) of the Elmira Disclosure Letter, there are no shares of Elmira Common Stock or Elmira Preferred Stock or other equity or equity-based securities of Elmira outstanding or reserved for issuance and no outstanding Rights relating to the Elmira Common Stock or Elmira Preferred Stock, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of Elmira. All of the outstanding shares of Elmira Common Stock are duly and validly issued and outstanding and are fully paid (or will be fully paid when vested) and, except as expressly provided otherwise under applicable Law, nonassessable under the NY Banking Law. None of the outstanding shares of Elmira Common Stock have been issued in violation of any preemptive rights of the current or past shareholders of Elmira. There are no Contracts among Elmira and its shareholders or by which Elmira is bound with respect to the voting (except for the Shareholder Support Agreements), transfer, repurchase or redemption of Elmira Common Stock or the granting of registration rights to any holder thereof. All of the outstanding shares of Elmira Common Stock and all Rights to acquire shares of Elmira Common Stock have been issued in compliance with all applicable federal and state Securities Laws.

(ii)            All issued and outstanding shares of capital stock of Elmira’s Subsidiaries have been duly authorized and are validly issued, fully paid and nonassessable. Except as set forth in Section 3.2(c)(ii) of the Elmira Disclosure Letter, all of the outstanding shares of capital stock of Elmira’s Subsidiaries are owned by Elmira or a wholly owned Subsidiary thereof, free and clear of all Liens. None of Elmira’s Subsidiaries has outstanding any Right to acquire any shares of its capital stock or any security convertible into such shares, or has any obligation or commitment to issue, sell or deliver any of the foregoing or any shares of its capital stock. The outstanding capital stock of each of Elmira’s Subsidiaries has been issued in compliance with all legal requirements and is not subject to any preemptive or similar rights.

(iii)            Except as disclosed in Section 3.2(c)(iii) of the Elmira Disclosure Letter, Elmira has no direct or indirect ownership interest in any firm, corporation, bank, joint venture, association, partnership or other entity, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any Liability or obligation of, any Person other than lending transactions that occur in the ordinary course of business consistent with past practice. Neither Elmira nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of Elmira or such Subsidiary on any matter. Except as disclosed in Section 3.2(c)(iii) of the Elmira Disclosure Letter, as of the date of this Agreement, no trust preferred or subordinated debt securities of Elmira or any of its Subsidiaries are issued or outstanding.

(d)                   Deposits. The deposit accounts of Elmira are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. All interest has been properly accrued on the deposit accounts of Elmira, and Elmira’s records accurately reflect such accrual of interest. Except as disclosed on Section 3.2(d) of the Elmira Disclosure Letter, the deposit accounts of Elmira have been originated and administered in accordance with the terms of the respective governing documents and in material compliance with all Laws. Elmira has not received written notice of any loss or potential loss of any material business or customers related to the deposit accounts of Elmira. There is no action by the FDIC to terminate Elmira’s deposit insurance and Elmira has not received any written claim or notice threatening action alleging the foregoing.

(e)                   Reports; Financial Statements.

(i)            Elmira and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2018 with any Governmental Authorities (including any Regulatory Authorities), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or political subdivision, any foreign entity or jurisdiction, or any other Governmental Authority or Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Authority in the ordinary course of business of Elmira and its Subsidiaries, (A) no Regulatory Authority has initiated or has pending any proceeding or, to the Knowledge of Elmira, investigation into the business or operations of Elmira or any of its Subsidiaries since December 31, 2018, (B) there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any report or statement relating to any examinations or inspections of Elmira or any of its Subsidiaries, and (C) there have been no formal inquiries by, or disagreements or disputes with, any Regulatory Authority with respect to the business, operations, policies or procedures of Elmira or any of its Subsidiaries since December 31, 2018.

(ii)            An accurate copy of each final FRB Report filed with or furnished by Elmira or any of its Subsidiaries to the Federal Reserve Board since December 31, 2018 pursuant to the Securities Act or the Exchange Act (the “Elmira Reports”) is publicly available. No Elmira Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all of the Elmira Reports complied in all material respects with the published rules and regulations of the Federal Reserve and the SEC with respect thereto. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the Federal Reserve Board with respect to any of the Elmira Reports.

(iii)            Elmira has delivered, or caused to be delivered, to Community, or provided Community access to, true and complete copies of the Elmira Financial Statements. The Elmira Financial Statements (A) have been prepared from, and are in accordance with, the books and records of Elmira and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position (as applicable) of Elmira and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (C) comply in all material respects with applicable accounting requirements and with applicable Law with respect thereto and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Elmira and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. S.R. Snodgrass, P.C. has not resigned (or informed Elmira that it intends to resign) or been dismissed as independent public accountants of Elmira as a result of or in connection with any disagreements with Elmira on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(iv)            Neither Elmira nor any of its Subsidiaries has any Liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Elmira, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Elmira as of December 31, 2020 included in the Elmira Financial Statements (including any notes thereto), and for liabilities incurred in (A) the ordinary course of business consistent with past practice since December 31, 2020 that are not, individually or in the aggregate, material to Elmira and its Subsidiaries, taken as a whole, or (B) in connection with this Agreement and the transactions contemplated hereby.

(v)            The records, systems, controls, data and information of Elmira and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Elmira or its Subsidiaries or accountants (including all means of access thereto and therefrom). Elmira has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Elmira’s outside auditors and the audit committee of Elmira’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Elmira’s ability to record, process, summarize and report financial information and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in Elmira’s internal controls over financial reporting. Elmira has made available to Community prior to the date of this Agreement any such disclosures made by Elmira to Elmira’s auditors and audit committee.

(vi)            Since December 31, 2018, (A) neither Elmira nor any of its Subsidiaries, nor, to the Knowledge of Elmira, any director, officer, auditor, accountant or Representative of Elmira or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Elmira or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Elmira or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Elmira or any of its Subsidiaries, whether or not employed by Elmira or any of its Subsidiaries, has reported evidence of a material violation of Securities Laws, breach of fiduciary duty or similar violation by Elmira or any of its officers, directors, employees or agents to the Board of Directors of Elmira or any committee thereof or to the Knowledge of Elmira, to any director or officer of Elmira.

(f)                   Absence of Certain Changes or Events. Since December 31, 2020, (i) except as set forth in Section 3.2(f) of the Elmira Disclosure Letter and for the negotiation of this Agreement and the transactions contemplated hereby, Elmira and each of its Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past practice, (ii) neither Elmira nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would constitute a breach of Section 4.1 or Section 4.2, and (iii) there have been no facts, events, changes, circumstances or effects that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Elmira. For purposes of this Agreement, the term “ordinary course, consistent with past practices” with respect to any party to this Agreement shall take into account the commercially reasonable actions taken by the Party and its Subsidiaries in response to the Pandemic and the Pandemic Measures.

(g)                   Tax Matters.

(i)            All material amounts of Taxes of Elmira and each of its Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been fully and timely paid. Each of Elmira and its Subsidiaries has timely filed all material Tax Returns required to have been filed by it or on its behalf, and each such Tax Return is true, complete and accurate in all material respects. Neither Elmira nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, which extension of time remains outstanding as of the Closing Date. There have been no examinations or audits of any Tax Return of Elmira or any of its Subsidiaries by any Taxing Authority in the five (5)-year period ending on the date hereof. Each of Elmira and its Subsidiaries has made available to Community true and correct copies of the United States federal, state and local income Tax Returns and related workpapers filed by it for any Taxable Period ending after December 31, 2018. Neither Elmira nor any of its Subsidiaries has received written notice from a Taxing Authority in a jurisdiction where Elmira or any of its Subsidiaries does not file a Tax Return that Elmira or any of its Subsidiaries may be subject to Taxes by that jurisdiction and, to the Knowledge of Elmira and each of its Subsidiaries, there is no basis for such claim that would be likely to result in a successful challenge by such a Taxing Authority in the event of an audit by such Taxing Authority.

(ii)            In the five (5)-year period ending on the date hereof, (i) neither Elmira nor any of its Subsidiaries has received any written notice of assessment or proposed assessment in connection with any Tax, and (ii) no Taxing Authority has threatened in writing any dispute, action, suit, proceeding, claim, investigation, audit, examination, or other Litigation regarding any Tax of Elmira, any of its Subsidiaries or the assets of Elmira or any of its Subsidiaries (a “Tax Dispute”). No Tax Dispute is pending. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any Tax or deficiency against Elmira or any of its Subsidiaries, and neither Elmira nor any of its Subsidiaries has waived or extended the applicable statute of limitations for the assessment or collection of any Tax or agreed to a Tax assessment or deficiency, which waiver or extension remains outstanding as of the date hereof.

(iii)            Except as disclosed in Section 3.2(g)(iii) of the Elmira Disclosure Letter neither Elmira nor any of its Subsidiaries is a party to a Tax allocation, sharing, indemnification or similar agreement or any agreement pursuant to which it has any obligation to any Person with respect to Taxes (other than any commercial agreement the principal purpose of which is not Taxes), and neither Elmira nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal, state or local income Tax Return or any combined, affiliated or unitary group for any Tax purpose (other than the group of which it is currently a member), and neither Elmira nor any of its Subsidiaries has any Tax liability under Treasury Regulation Section 1.1502-6 or any similar provision of Law, or as a transferee or successor, by Contract (other than any commercial agreement the principal purpose of which is not Taxes), or otherwise. None of Elmira and its Subsidiaries have any deferred gain or loss arising out of any deferred intercompany transaction, as described in Treasury Regulation Section 1.1502-13, or, in the case of any of its Subsidiaries, have an excess loss account in its stock, as described in Treasury Regulation Section 1.1502-19.

(iv)            Elmira and its Subsidiaries have withheld and paid over to the appropriate Taxing Authority all material amounts of Taxes required to have been withheld and paid over by them, and have complied in all material respects with all information reporting and backup withholding requirements under all applicable federal, state, local and foreign Laws in connection with amounts paid or owing to any Person, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441, 1442 and 3406 of the Code or similar provisions under state, local or foreign Law.

(v)            Neither Elmira nor any of its Subsidiaries has been a party to any distribution occurring during the five (5)-year period ending on the date hereof in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied. No Liens for Taxes exist with respect to any assets of Elmira or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(vi)            Neither Elmira nor any of its Subsidiaries is a “controlled foreign corporation” within the meaning of the Section 957(a) of the Code. To the extent applicable, Elmira and each of its Subsidiaries have complied in all material respects with all of the income inclusion and Tax reporting provisions of the U.S. anti-deferral Tax regimes for foreign-sourced income, including the controlled foreign corporation, passive foreign investment company and foreign personal holding company regimes.

(vii)            Neither Elmira nor any of its Subsidiaries is or has been within the five (5) year testing period ending on the Closing Date a United States real property holding corporation within the meaning of Section 897(c) of the Code or any comparable provision of state Tax Law. Neither Elmira nor any of its Subsidiaries has been or will be required to include any item in income or exclude any item of deduction from taxable income for any Tax period (or portion thereof) ending after the Closing Date: (A) pursuant to a change in accounting method under Section 481 of the Code or any comparable provision under state, local or foreign Tax Law made prior to the Effective Time; (B) as a result of any “closing agreement” as described in Section 7121 of the Code or any comparable provision under state, local, or foreign Tax Law, executed on or prior to the Effective Time; (C) with respect to any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code or any comparable provision under state, local, or foreign Tax Law that occurs or exists prior to the Effective Time; (D) with respect to any installment sale or open transaction disposition made prior to the Effective Time; or (E) with respect to any prepaid amount received prior to the Effective Time.

(viii)         The current net operating losses of Elmira and each of its Subsidiaries are described in Section 3.2(g)(viii) of the Elmira Disclosure Letter.

(ix)            Elmira and each of its Subsidiaries have disclosed on their Tax Returns any position taken for which substantial authority (within the meaning of Section 6662(d)(2)(B)(i) of the Code or comparable provision of state or local Tax Law) did not exist at the time the Tax Return was filed. Neither Elmira nor any of its Subsidiaries has participated in any listed transaction, as defined in Treasury Regulation Section 1.6011-4(b)(2) or any comparable provision of state or local Tax Law, or a transaction substantially similar to a reportable transaction. Neither Elmira nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for U.S. federal income Tax purposes.

(x)            Elmira has never elected to qualify as a real estate investment trust within the meaning of Sections 856 through 860 of the Code (a “REIT”). Any Subsidiary of Elmira that has elected to qualify as a REIT for U.S. federal income tax purposes (i) has so elected for all applicable taxable years commencing with the taxable year ended December 31, 2007 through December 31, 2020; (ii) has been subject to taxation as a REIT and has satisfied the requirements to qualify as a REIT for each year referenced in clause (i) above; (iii) has operated since December 31, 2018 until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iv) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will include the First Step Merger; (iv) has not taken or omitted to take any action that could reasonably be expected to result in a successful challenge by the IRS or any other Governmental Authority to its qualification as a REIT in the event of an audit by the IRS or such other Governmental Authority; (v) has not received any written notice from the IRS or any other Governmental Authority challenging its qualification as a REIT and no such challenge is pending or, to the Knowledge of Elmira and each of its Subsidiaries, threatened; and (vi) has not engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Section 3.2(g)(x) of the Elmira Disclosure Letter contains a true and complete list of each Subsidiary of Elmira that is a REIT, each entity that is treated as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code, and each entity that has elected to be treated as a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code. Neither Elmira nor any of its Subsidiaries holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code, Treasury Regulation Section 1.337(d)-7 or any other temporary or final regulations issued under Section 337(d) of the Code.

(h)                  Environmental Matters.

(i)            Elmira has delivered, or caused to be delivered, to Community, or provided Community access to, true and complete copies of all environmental site assessments, environmental test results, environmental analytical data, boring logs and other environmental reports and studies held by Elmira and each of its Subsidiaries relating to their respective properties and Facilities.

(ii)            Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Elmira, Elmira and each of its Subsidiaries and their respective Facilities and properties are, and have been, in compliance with all Environmental Laws, and there are no present or, in the five (5)-year period ending on the date hereof, past events, conditions, circumstances, activities or plans related to the properties or Facilities that did or would violate or prevent compliance or continued compliance with any of the Environmental Laws.

(iii)            Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Elmira, during the period of (A) Elmira’s or any of its Subsidiaries’ ownership or operation (including but not limited to ownership or operation, directly or indirectly, in a fiduciary capacity) of their respective properties and Facilities, or (B) Elmira’s or any of its Subsidiaries’ participation in the management (including but not limited to such participation, directly or indirectly, in a fiduciary capacity) of their respective properties and Facilities, there have been no releases, discharges, spillages or disposals of Hazardous Material on, under, adjacent to or affecting (or potentially affecting) such properties or Facilities.

(i)                    Compliance with Permits, Laws and Orders.

(i)            Elmira and each of its Subsidiaries have in effect all Permits and have made all filings, applications and registrations with Governmental Authorities that are required for them to own, lease or operate their respective properties and assets and to carry on their respective businesses as now conducted (and have paid all fees and assessments due and payable in connection therewith) and there has occurred no Default under any Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)            Elmira and each of its Subsidiaries are, and at all times since December 31, 2018 have been, in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets, including the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act, the Truth in Lending Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Fair Credit Reporting Act and all other applicable fair lending Laws and other Laws relating to discriminatory business, financing, leasing, collection or other practices, and all agency requirements relating to the origination, sale and servicing of mortgage loans and consumer loans. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Elmira, Elmira has complied in all material respects with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program.

(iii)            Neither Elmira nor any of its Subsidiaries has received any notification or communication from any Governmental Authority (A) asserting that Elmira or any of its Subsidiaries is in Default under any of the Permits, Laws or Orders which such Governmental Authority enforces, or (B) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, any Permits.

(iv)            Neither Elmira nor any of its Subsidiaries is subject to any cease-and-desist or other order or formal enforcement action issued by, or is a party to any formal written agreement, consent agreement or public memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2018, a recipient of any public supervisory letter from any Regulatory Authority or other Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business.

(v)            Neither Elmira nor any of its Subsidiaries (nor to Elmira’s Knowledge any of their respective directors, executives, Representatives, agents or employees) (A) has used or is using any corporate funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery or anti-corruption Laws (collectively, the “Anti-Corruption Laws”) or (D) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment. Elmira and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance by Elmira and its Subsidiaries with all applicable Anti-Corruption Laws.

(vi)            Elmira and its Subsidiaries are and since December 31, 2018 have been conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all money laundering Laws administered or enforced by any Governmental Authority in jurisdictions where Elmira and its Subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”). Elmira and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance by Elmira and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(vii)            Except as required by the Bank Secrecy Act, to Elmira’s Knowledge, no employee of Elmira or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law by Elmira or any of its Subsidiaries or any employee thereof acting in its capacity as such. Neither Elmira nor any of its Subsidiaries nor any officer, employee, contractor, subcontractor or agent of Elmira or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee of Elmira or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).

(viii)            Neither Elmira nor any of its Subsidiaries nor to the Knowledge of Elmira, any director, officer, agent, employee or any other Person acting on behalf of Elmira or any of its Subsidiaries, is currently the subject or the target of any sanctions administered or enforced by any Governmental Authority (collectively, “Sanctions”), nor is Elmira or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions (each, a “Sanctioned Country”). For the past five (5) years, Elmira and its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in and will not engage in, any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country. Elmira and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance by Elmira and its Subsidiaries with all applicable Sanctions.

(j)                    Labor Matters.

(i)            Neither Elmira nor any of its Subsidiaries is a party to or bound by or currently negotiating any collective bargaining agreement or any other similar agreement with any labor organization, group or association. Since December 31, 2018, neither Elmira nor any of its Subsidiaries has experienced any organizational campaign, petition or other unionization activity relating to any Service Provider, including seeking to make Elmira or any of its Subsidiaries conform to demands of organized labor or enter into any collective bargaining agreement or any other similar agreement with any labor organization, group or association. There is no strike, work stoppage or labor disturbance pending or, to the Knowledge of Elmira, threatened against Elmira or any of its Subsidiaries, and none of Elmira nor any of its Subsidiaries has experienced any such strike, stoppage or disturbance since December 31, 2018. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for Elmira to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(ii)            There is no unfair labor practice charge or other material Litigation regarding Service Providers against Elmira or any of its Subsidiaries pending, or to the Knowledge of Elmira, threatened, before any court, arbitrator or Governmental Authority (including the National Labor Relations Board). Neither Elmira nor any of its Subsidiaries has failed to comply with any collective bargaining agreement or any other similar agreement with any labor organization, group or association and there are no grievances pending, or to the Knowledge of Elmira, threatened, under any such agreement.

(iii)            Elmira and its Subsidiaries are and have been since December 31, 2018 in compliance in all material respects with, and to the Knowledge of Elmira are not under investigation with respect to, applicable Laws with respect to employment and employee matters, including employment practices, employee benefits, labor relations, terms and conditions of employment, Tax withholding, discrimination, equal employment, fair employment practices, immigration, employee classification, human rights, pay equity, workers’ compensation, employee safety and health, facility closings and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988 (together with any other similar Laws, “WARN”)) and wages and hours. During the ninety (90) day period prior to the date hereof, neither Elmira nor any of its Subsidiaries has effectuated or announced or has plans to effectuate or announce (A) a “plant closing,” (B) a “mass layoff” or (C) any other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of WARN. No Service Providers provide services to Elmira or any of its Subsidiaries outside of the United States.

(iv)            No Service Provider is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation relating to the (i) right of any such Service Provider to be employed by, or provide services to, Elmira and its Subsidiaries or (ii) knowledge or use of trade secrets or proprietary information with respect to services Service Provider provides to Elmira. Except as disclosed in Section 3.2(j)(iv) of the Elmira Disclosure Letter, no current employee of Elmira at or above the level of Vice President has given written notice or, to the Knowledge of Elmira, other notice of his or her intention to terminate his or her employment.

(v)            Elmira has implemented policies and procedures with respect to social distancing, remote working environments for employees of Elmira, and requiring employees experiencing symptoms of COVID-19 to either stay home or to go home immediately, as required by Law. Elmira has complied in all material respects with all applicable Laws related to the Pandemic, including “shelter in place,” “essential business” and similar Pandemic Measures and applicable Laws concerning employee leaves of absence.

(k)                   Employee Benefit Plans.

(i)            Section 3.2(k)(i) of the Elmira Disclosure Letter contains a correct and complete list identifying each Elmira Benefit Plan. No Elmira Benefit Plan is maintained outside of the United States. True and complete copies of each Elmira Benefit Plan (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto or written interpretations thereof (including the most recent summary plan descriptions and summaries of material modifications) have been furnished or made available to Community together with any related (A) determination letter or opinion letter received, or relied upon, from the Internal Revenue Service (“IRS”), (B) material communications to or from the IRS, the Pension Benefit Guaranty Corporation or any other Governmental Authority relating to any compliance issues in respect of a Elmira Benefit Plan and (C) the most recent annual report on Form 5500, financial statements and actuarial reports.

(ii)            Except as set forth in Section 3.2(k)(ii)(a) of the Elmira Disclosure Letter, the Elmira Benefit Plans have been administered in all material respects in compliance with their terms and with applicable Laws (including, without limitation, ERISA, the Code, COBRA and the Health Care Reform Laws ) , and no events have occurred with respect to any Elmira Benefit Plan that could reasonably result in payment or assessment by or against Elmira or any of its Subsidiaries of any penalties, Taxes, or other claims for relief under ERISA the Code, COBRA or the Health Care Reform Laws. There are no pending or, to the Knowledge of Elmira, threatened Litigation, governmental audits or investigations or other proceedings or participant claims (other than claims for benefits in the ordinary course of business) with respect to or against any Elmira Benefit Plan or its assets. No prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) or any breach of a fiduciary duty has occurred with respect to any Elmira Benefit Plan that has caused or would reasonably be expected to cause Elmira or any of its Subsidiaries or Community to incur any Liability under ERISA or the Code. Except as set forth in Section 3.2(k)(ii)(b) of the Elmira Disclosure Letter, each Elmira Benefit Plan that is a “non-qualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in compliance with, Section 409A of the Code and the applicable guidance issued thereunder. There is no Contract, plan or arrangement covering any Service Provider that, individually or collectively, would entitle any Service Provider to any Tax gross-up, reimbursement or similar payment from Elmira or any of its Subsidiaries in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code. All contributions and amounts due and payable under any Elmira Benefit Plan have been timely made and paid, or to the extent not yet due to be made or paid, accrued on the Elmira Financial Statements in accordance with GAAP. The treatment of the Elmira Equity Awards as required under Section 2.4 of this Agreement is permitted by applicable Law and the terms of the applicable plan and award agreement.

(iii)            Each Elmira Benefit Plan that is intended to be qualified under Section 401(a) of the Code (including, without limitation, the Elmira KSOP) has received a favorable IRS determination letter, or is entitled to rely on an IRS opinion letter issued to a third party prototype plan provider, and, to the Knowledge of Elmira, there are no facts or circumstances that would reasonably be expected to cause any such IRS determination or opinion letter to be revoked. Each trust created under any such Elmira Benefit Plan is, and has been since its establishment, exempt from Tax under Section 501(a) of the Code and, to the Knowledge of Elmira, there are no facts or circumstances that would reasonably be expected to result in the loss or revocation of such exemption.

(iv)           Neither Elmira nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 of ERISA. Neither Elmira nor any of its ERISA Affiliates (nor any predecessor thereto) sponsors, maintains, administers or contributes to or has any obligation to contribute to (or has ever sponsored, maintained, administered or contributed to or had any obligation to contribute to), or has any Liability (contingent or otherwise) with respect to, any Benefit Plan that is subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, any “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, a “multiple employer plan,” within the meaning of Section 210 of ERISA or “multiple employer welfare arrangement,” as such term is defined in Section 3(40) of ERISA.

(v)            Except as set forth in Section 3.2(k)(v) of the Elmira Disclosure Letter, neither Elmira nor any of its ERISA Affiliates has any current or projected obligations or Liability for post-employment or post-retirement health, medical, or life insurance benefits under any Elmira Benefit Plan, other than with respect to benefit coverage mandated by COBRA (and at the sole cost of the applicable Service Provider, without any discounts in COBRA premiums and without employer-paid COBRA premiums). There are no loans or other types of indebtedness outstanding between Elmira and any of its Subsidiaries, as creditor, and any Service Provider, as debtor (or vice versa, other than outstanding obligations with respect to employee compensation or payments or contributions under any Elmira Benefit Plan that are accrued but not yet paid).

(vi)            Except as set forth in Section 3.2(k)(vi) of the Elmira Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (A) entitle any Service Provider to severance pay, any other payment or forgiveness of indebtedness, (B) increase or enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to, any Elmira Benefit Plan or any other agreement or arrangement with any Service Provider, (C) result in any violation of, or default under, or limit the right of Elmira or its Subsidiaries, or, after the Effective Time, Community or any of its Subsidiaries, to amend, modify or terminate any Elmira Benefit Plan or (D) result in an amount paid or payable (whether in cash, property, in-kind benefits, the acceleration of vesting or payment or otherwise) that is an “excess parachute payment” within the meaning of Section 280G of the Code. Nothing has occurred that could reasonably be expected to result in a material increase in the benefits under or the expense of maintaining any Elmira Benefit Plan from the level of benefits or expense incurred in the most recently completed fiscal year.  There has been no amendment to, announcement by Elmira relating to, or change in employee participation or coverage under, any Elmira Benefit Plan that would increase the annual expense of maintaining such plan above the level of the expense incurred in the most recently completed fiscal year with respect to any director, officer, employee, independent contractor or consultant, as applicable. Elmira doesn’t have any commitment or obligation, and has not made any representations, to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt any Benefit Plan or to amend, or modify any Elmira Benefit Plan in connection with the consummation of the transactions contemplated by this Agreement or otherwise. Each Elmira Benefit Plan, including any related service or investment Contract, may be amended or terminated without penalty (other than ordinary administrative expenses typically incurred in a termination event) after the Closing Date in accordance with its terms.

(l)                   Material Contracts.

(i)            Except as listed in Section 3.2(l) of the Elmira Disclosure Letter, as of the date of this Agreement, neither Elmira nor any of its Subsidiaries, nor any of their respective assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (A) any Contract relating to the borrowing of money by Elmira or any of its Subsidiaries or the guarantee by Elmira or any of its Subsidiaries of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, Federal Home Loan Bank advances of Elmira or Contracts pertaining to trade payables incurred in the ordinary course of business consistent with past practice), (B) any Contract containing covenants that limit the ability of Elmira or any of its Affiliates (including, after the Effective Time, Community or any of its Affiliates) to engage in any line of business or to compete in any line of business or with any Person, or that involve any restriction of the geographic area in which, or method by which, Elmira or any of its Subsidiaries or Affiliates (including, after the Effective Time, Community or any of its Affiliates) may carry on its business, (C) any Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets that (x) provides for or is reasonably likely to require annual payments by Elmira or any of its Subsidiaries of $50,000 or more or (y) have a term exceeding twelve (12) months in duration and cannot be terminated upon less than ninety (90) days’ notice (except those entered into in the ordinary course of business consistent with past practice with respect to Loans, lines of credit, letters of credit, depositor agreements, certificates of deposit and similar routine banking activities), (D) any Contract between or among Elmira or any of its Subsidiaries or Affiliates, (E) any Contract involving Intellectual Property (excluding generally commercially available “off the shelf” software programs licensed pursuant to “shrink wrap” or “click and accept” licenses), (F) any Contract relating to the provision of data processing, network communications or other technical services to or by Elmira or any of its Subsidiaries, (G) any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar arrangement or agreement, (H) any Contract that provides any rights to investors in Elmira, including registration, preemptive or anti-dilution rights or rights to designate members of or observers to the Elmira Board of Directors, (I) any Contract that provides for potential material indemnification payments by Elmira or any of its Subsidiaries, (J) any Contract or understanding with a labor union, in each case whether written or oral, (K) any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Elmira or its Subsidiaries, (L) any Contract which is a merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a Governmental Authority in connection with the acquisition of a depository institution, or similar agreement that has indemnification earn-out or other obligations that continue in effect after the date of this Agreement or (M) any other Contract or amendment thereto that would be required to be filed pursuant to Items 601(b)(4) and 601(b)(10) of Regulation S-K if Elmira were required to file such Contracts. With respect to each Contract described above: (v) the Contract is valid and binding on Elmira or the applicable Subsidiary party thereto and, to the Knowledge of Elmira, each other party thereto and is in full force and effect, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (2) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought); (w) neither Elmira nor any of its Subsidiaries is in Default thereunder; (x) neither Elmira nor any of its Subsidiaries has repudiated or waived any material provision of any such Contract; (y) no other party to any such Contract is, to the Knowledge of Elmira, in Default in any material respect or has repudiated or waived any material provision of any such Contract; or (z) no other party to any such Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any such Contract as a result of the Pandemic or the Pandemic Measures. No Consent is required by any such Contract for the execution, delivery or performance of this Agreement or the Second Step Merger Agreement or the consummation of the First Step Merger or the Second Step Merger or the other transactions contemplated hereby or thereby. All indebtedness for money borrowed of Elmira and its Subsidiaries is prepayable without penalty or premium.

(ii)            All interest rate swaps, caps, floors, collars, option agreements, futures, and forward contracts, and other similar risk management arrangements, Contracts or agreements, whether entered into for Elmira’s own account or for the account of one or more of its Subsidiaries or their respective customers, were entered into (A) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable Laws and (B) with counterparties believed to be financially responsible, and each of them is enforceable in accordance with its terms (except in all cases as such enforceability may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (2) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and is in full force and effect. Neither Elmira nor any of its Subsidiaries, nor to the Knowledge of Elmira, any other party thereto, is in Default of any of its obligations under any such agreement or arrangement.

(iii)            With respect to each Advisory Agreement: (A) such Contract is legal, valid and binding on Elmira or its Subsidiaries, as applicable, and, to the Knowledge of Elmira, is in full force and effect and is enforceable in accordance with its terms (except in all cases as such enforceability may be limited by (1) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (2) general equitable principles and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), (B) neither Elmira nor its Subsidiaries, as applicable, is in material Default thereunder, (iii) neither Elmira nor its Subsidiaries, as applicable, has repudiated or waived any material provision of any such Contract and (iv) no other party to any such Contract is, to the Knowledge of Elmira, in material Default thereunder.

(m)                  Legal Proceedings. There is no material Litigation pending or, to the Knowledge of Elmira, threatened against or involving Elmira or any of its Subsidiaries or its or any of its Subsidiaries’ assets, interests or rights, nor are there any Orders of any Governmental Authority outstanding against Elmira or any of its Subsidiaries, nor do any facts or circumstances exist that would be likely to form the basis for any material claim against Elmira or any of its Subsidiaries. There is no material Litigation pending or, to the Knowledge of Elmira, threatened, against or involving any officer, director, advisory director or employee of Elmira or its Subsidiaries, in each case by reason of any person being or having been an officer, director, advisory director or employee of Elmira or its Subsidiaries.

(n)                  Intellectual Property.

(i)            Either Elmira or one of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property (including the Technology Systems) that is used by Elmira or its Subsidiaries in its or its Subsidiaries’ business. Neither Elmira nor any of its Subsidiaries has (A) licensed to any Person in source code form any Intellectual Property owned by Elmira or any of its Subsidiaries or (B) entered into any exclusive agreements relating to Intellectual Property owned by Elmira or its Subsidiaries.

(ii)            Section 3.2(n)(ii) of the Elmira Disclosure Letter lists all patents and patent applications, all registered and unregistered trademarks and applications therefor, trade names and service marks, registered copyrights and applications therefor, domain names, web sites and mask works owned by or exclusively licensed to Elmira or its Subsidiaries included in its Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Elmira, no royalties or other continuing payment obligations are due in respect of any third-party patents, trademarks or copyrights, including software.

(iii)            All patents, registered trademarks, service marks and copyrights held by Elmira and its Subsidiaries are valid and subsisting. Since December 31, 2018, neither Elmira nor any of its Subsidiaries (A) has been sued in any Litigation which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party or (B) has brought any Litigation for infringement of its Intellectual Property or breach of any license or other Contract involving its Intellectual Property against any third party.

(o)                  Loan and Investment Portfolios.

(i)            All loans, loan agreements, notes or borrowing arrangements (including leases, lines of credit, extensions of credit, credit enhancements, commitments, guarantees, loan participations, promissory notes, loan commitments and interest-bearing assets) (collectively, “Loans”) in which Elmira or any of its Subsidiaries is the creditor (A) were at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business of Elmira and its Subsidiaries and are the legal, valid and binding obligations of the obligors thereof, enforceable in accordance with their terms, (B) are evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (C) to the extent secured, have been secured by valid Liens that have been perfected and (D) are not the subject of any written notice from an obligor asserting any defense, set-off or counterclaim with respect thereto.

(ii)            True and complete lists of all Loans as of August 31, 2021, and of the investment portfolios of Elmira and each of its Subsidiaries as of such date, are disclosed in Section 3.2(o)(ii) of the Elmira Disclosure Letter. Except as specifically set forth in Section 3.2(o)(ii) of the Elmira Disclosure Letter, neither Elmira nor any of its Subsidiaries is a party to any Loan that, as of the most recent month-end prior to the date of this Agreement, (A) was delinquent by more than thirty (30) days in the payment of principal and/or interest, (B) to the Knowledge of Elmira, was otherwise in material default for more than thirty (30) days, (C) was on non-accrual status or classified as “substandard,” “doubtful,” “loss,” “other assets specially mentioned,” “special mention,” “criticized,” “classified,” “watch list” or any comparable classification, (D) was an obligation of any director, executive officer or five percent (5%) shareholder of Elmira or any of its Subsidiaries who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any Person controlling, controlled by or under common control with any of the foregoing, (E) was in material violation of any Law, (F) has had its respective terms to maturity accelerated or with respect to which Elmira or any Subsidiary of Elmira has notified the borrower of its intention to accelerate the Loan or declare a default, (G) has been terminated or amended by Elmira or any Subsidiary of Elmira during the past twelve (12) months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower, (H) has a borrower, customer or other party to such Loan which has notified Elmira or any Subsidiary of Elmira during the past twelve (12) months of, or has asserted against Elmira, orally or in writing, any “lender liability” or similar claim, (I) has, during the past two (2) years, had its interest rate terms reduced and/or the maturity dates extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (J) in connection therewith, has a specific reserve allocation, or (K) was classified by Elmira as “other real estate owned,” including all other assets currently held that were acquired through foreclosure or in lieu of foreclosure (such Loans described in clauses (A) through (K), “Delinquent Loans”).

(iii)            Each outstanding Loan (including Loans held for resale to investors) in which Elmira or any of its Subsidiaries is the creditor was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant loan or other similar files are being maintained, in all material respects, in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Elmira and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local Laws.

(iv)            None of the agreements pursuant to which Elmira or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan, and neither Elmira nor any of its Subsidiaries has received written notice of any pending claim for it to repurchase Loans or interests therein.

(v)            Neither Elmira nor any of its Subsidiaries is now nor has it ever been since December 31, 2018, subject to any material fine, suspension, settlement or other Contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority or Regulatory Authority relating to the origination, sale or servicing of mortgage or consumer Loans.

(p)                  Adequacy of Allowances for Losses. Each of the allowances for losses on Loans and other real estate included on the balance sheet as of June 30, 2021 included in the Elmira Financial Statements is adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and, to the Knowledge of Elmira, there are no facts or circumstances that are likely to require in accordance with applicable regulatory guidelines or GAAP a future material increase in any such provisions for losses or a material decrease in any of the allowances therefor (specifically excluding changes in accounting or regulatory standards that may impact the allowance, including but not limited to CECL requirements). Each of the allowances for losses on Loans and other real estate reflected on the books of Elmira and its Subsidiaries at all times from and after the date of the balance sheet included in the Elmira Financial Statements as of June 30, 2021 is adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and, to the Knowledge of Elmira, there are no facts or circumstances (specifically excluding changes in accounting or regulatory standards that may impact the allowance, including but not limited to CECL requirements) that are likely to require, in accordance with applicable regulatory guidelines or GAAP, a future material increase in any of such provisions for losses or a material decrease in any of the allowances therefor.

(q)                   Community Reinvestment Act. Elmira is in compliance in all material respects with the provisions of the Community Reinvestment Act of 1977 (“CRA”) and the rules and regulations thereunder, has received a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of Elmira, there are no conditions, facts or circumstances that could result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(r)                   Privacy of Customer Information.

(i)            Elmira and its Subsidiaries’ collection and use of PIFI, the transfer of all PIFI used by, or in the possession of, Elmira to Community or any of its Subsidiaries in connection with the First Step Merger and the other transactions contemplated by this Agreement, and the use of such PIFI by Elmira or any of its Subsidiaries complies in all material respects with all applicable privacy policies of Elmira, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy Laws, and any contract or industry standard relating to privacy. For purposes of this Section 3.2(r), “PIFI” means any information relating to an identified or identifiable natural person, including, but not limited to “personally identifiable financial information” as that term is defined in 12 C.F.R. Part 1016.

(ii)            Elmira maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all PIFI against any (A) loss or misuse of PIFI, (B) unauthorized or unlawful operations performed upon PIFI or (C) other act or omission that compromises the security or confidentiality of PIFI (clauses (A) through (C), a “Security Breach”).  To the Knowledge of Elmira, Elmira has not experienced any Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Elmira.

(s)                   Technology Systems.

(i)            The Technology Systems (for a period of eighteen (18) months prior to the Effective Time) have not suffered unplanned disruption causing a Material Adverse Effect on Elmira. Except for ongoing payments due under Contracts with third parties, the Technology Systems are free from any Liens (other than Permitted Liens). Access to business-critical parts of the Technology Systems is not shared with any third party.

(ii)            Elmira has furnished to Community a true and correct copy of Elmira’s disaster recovery and business continuity arrangements.

(iii)           Neither Elmira nor any of its Subsidiaries has received notice of or is aware of any material circumstances, including the execution of this Agreement of the Second Step Merger Agreement or the consummation of the transactions contemplated hereby or thereby, that would enable any third party to terminate any of Elmira’s or any of its Subsidiaries’ agreements or arrangements relating to the Technology Systems (including maintenance and support).

(t)                    Insurance Policies. Elmira and each of its Subsidiaries maintains in full force and effect insurance policies and bonds in such amounts and against such liabilities and hazards of the types and amounts as (i) it reasonably believes to be adequate for its business and operations and the value of its properties and (ii) are comparable to those maintained by other banking organizations of similar size and complexity. Section 3.2(t) of the Elmira Disclosure Letter sets forth a true and complete list of all such insurance policies. Neither Elmira nor any of its Subsidiaries is now liable for, nor has any such member received notice of, any material retroactive premium adjustment. Elmira and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in Default under any of the terms thereof, each such policy is in full force and effect, none of Elmira or any of its Subsidiaries has received any notice of a material premium increase or involuntary cancellation with respect to any of its insurance policies or bonds and, except for policies insuring against potential liabilities of officers, directors and employees of Elmira and its Subsidiaries, Elmira or one of its Subsidiaries is the sole beneficiary of any such policy, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Within the last three (3) years, none of Elmira or any of its Subsidiaries has been refused any basic insurance coverage sought or applied for (other than certain exclusions for coverage of certain events or circumstances as stated in such policies), and Elmira has no reason to believe that its existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions standard in the market at the time renewal is sought as favorable as those presently in effect.

(u)            Corporate Documents. Elmira has delivered to Community, with respect to Elmira and each of its Subsidiaries, true and correct copies of its Organizational Documents, as amended and currently in effect. All of the foregoing are current, complete and correct in all material respects.

(v)            State Takeover Laws. Elmira has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other anti-takeover Law of any jurisdiction (collectively, “Takeover Laws”). Elmira has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any provisions of its Organizational Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(w)            Certain Actions. Neither Elmira nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, and to the Knowledge of Elmira, there are no facts or circumstances that are reasonably likely to materially impede or delay receipt of any Requisite Regulatory Approval. To the Knowledge of Elmira, there exists no fact, circumstance, or reason that would cause any Requisite Regulatory Approval not to be received in a timely manner.

(x)            Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Elmira, (a) Elmira or a Subsidiary of Elmira has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Elmira Financial Statements as being owned by Elmira or a Subsidiary of Elmira or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice) (the “Elmira Owned Properties”), free and clear of all Liens, except (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances, (iv) mechanics’, workmen’s, repairmen’s, warehousemen’s and carrier’s Liens arising in the ordinary course of business of Elmira consistent with past practice, (v) restrictions on transfers under applicable Securities Laws, or (vi) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (v), collectively, “Permitted Liens”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Elmira Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Elmira Owned Properties, the “Elmira Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without Default thereunder by the lessee or, to the Knowledge of Elmira, the lessor, and Elmira or a Subsidiary of Elmira has the right under such valid and existing leases to occupy or use all of such Elmira Real Property as presently occupied and used by Elmira or such Subsidiary. There are no pending or, to the Knowledge of Elmira, threatened condemnation proceedings against the Elmira Real Property. Elmira has previously made available to Community a true and complete list of all Elmira Real Property as of the date of this Agreement.

(y)            Brokers and Finders. Except as set forth in Section 3.2(y) of the Elmira Disclosure Letter, neither Elmira nor any of its Subsidiaries, nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby. A true and complete copy of the engagement letter(s) between Elmira and its broker, finders or investment advisors has been delivered to Community.

(z)           Fairness Opinion. Prior to the execution of this Agreement, Elmira has received an opinion of Boenning & Scattergood, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the shareholders of Elmira. Such opinion has not been amended or rescinded as of the date of this Agreement.

(aa)      Transactions with Insiders and Affiliates. Except as disclosed in Section 3.2(aa) of the Elmira Disclosure Letter, there are no agreements, Contracts, plans, arrangements or other transactions, nor are there any currently proposed transaction or series of related transactions, between Elmira or any of its Subsidiaries, on the one hand, and any (i) officer or director of Elmira or any of its Subsidiaries, (ii) record or beneficial owner of five percent (5%) or more of the voting securities of Elmira or (iii) related interest or family member of any such officer, director or record or beneficial owner, on the other, in any case other than bank customer relationships, employment and related agreements, employee benefit plans and bank-owned life insurance policies.

(bb)      Certain Information. When the Proxy Statement or any amendment thereto shall be disseminated to the Elmira Shareholders, and at all times subsequent to such dissemination up to and including the time of the Elmira Shareholder Meeting to vote upon the approval of this Agreement, such Proxy Statement and all amendments or supplements thereto, with respect to all information set forth or incorporated by reference therein furnished by Elmira relating to Elmira or any of its Subsidiaries, (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. All information concerning Elmira and its directors, officers, and shareholders included (or submitted for inclusion) in any application and furnished by it pursuant to Section 4.5 or Section 4.7 of this Agreement shall be true, correct and complete in all material respects.

(cc)              Investment Securities.

(i)            Except for pledges to secure public and trust deposits, Federal Reserve borrowings, repurchase agreements and reverse repurchase agreements entered into in arms’-length transactions pursuant to normal commercial terms and conditions and other pledges required by Law, none of the investments reflected in the Elmira Financial Statements, and none of the material investments made by Elmira or any of its Subsidiaries since September 30, 2018, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii)            Each of Elmira and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the financial statements included in the Elmira Reports or to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of Elmira or its Subsidiaries. Such securities and commodities are valued on the books of Elmira in accordance with GAAP in all material respects.

(iii)            Elmira and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Elmira believes are prudent and reasonable in the context of such businesses and Elmira and its Subsidiaries have, since December 31, 2018, been in compliance in all material respects with such policies, practices and procedures. Prior to the date of this Agreement, Elmira has made available to Community the material terms of such policies, practices and procedures.

(dd)             Ownership of Community Common Stock. Neither Elmira, any Subsidiary of Elmira nor, to the Knowledge of Elmira, any director or officer of Elmira or of any Subsidiary of Elmira, beneficially owns or, within the past two (2) years has beneficially owned, in the aggregate three percent (3%) or more of the outstanding shares of Community Common Stock.

(ee)              Investment Advisor Subsidiary.

(i)            Neither Elmira nor any of its Subsidiaries currently serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), nor currently acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) or any analogous applicable state Law. Elmira and its Subsidiaries provide Investment Advisory Services either through a third party or pursuant to an exemption from registration under the Investment Advisers Act and any analogous applicable state Laws. Elmira and is Subsidiaries are not conducting any activities that would require it to be registered with the SEC as an investment adviser under the Investment Advisers Act or any analogous applicable state Law.

(ii)            The accounts of each advisory client of Elmira or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by Elmira or its Subsidiaries in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Elmira.

(iii)            Elmira has provided to Community form Advisory Agreements that are substantially similar, and conform in all material respects, to the Advisory Agreements in place between customers of Elmira or its Subsidiaries. No Consent or deemed Consent is required under any Advisory Agreement or Laws in connection with this Agreement and the transactions contemplated hereby.

Section 3.3                Representations and Warranties of Community and Merger Sub. Subject to and giving effect to Section 3.1 and except as set forth in the Community Disclosure Letter, Community and Merger Sub hereby represent and warrant to Elmira as follows:

(a)                  Organization, Standing, and Power.

(i)            Community is a national banking association with its main office located in the State of New York. Community is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, its deposits are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, and all insurance premiums and assessments required to be paid in connection therewith have been paid when due. No action for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Community, threatened. Community and each of its Subsidiaries (including Merger Sub) (A) are duly organized, validly existing and in good standing under the Laws of the jurisdiction of their respective organization, (B) have the requisite corporate power and authority to own, lease and operate their properties and assets and to carry on their businesses as now conducted, and (C) are duly qualified or licensed to do business and in good standing in the States of the United States and foreign jurisdictions where the character of their assets or the nature or conduct of their business requires them to be so qualified or licensed, except in the case of this clause (C), where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Community.

(ii)            All issued and outstanding shares of capital stock of Merger Sub have been duly authorized and are validly issued, fully paid and nonassessable and owned by Community, free and clear of all Liens. There is no outstanding Right to acquire any shares of Merger Sub’s capital stock or any security convertible into such shares, or any obligation or commitment to issue, sell or deliver any of the foregoing or any shares of its capital stock. The outstanding capital stock of Merger Sub has been issued in compliance with all legal requirements and is not subject to any preemptive or similar rights.

(b)                  Authority; No Breach of Agreement.

(i)            Each of Community and Merger Sub has the corporate power and authority necessary to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, including the Second Step Merger Agreement and the Second Step Merger, have been duly and validly authorized by all necessary corporate action (including valid authorization and approval of this Agreement by Community and Merger Sub’s duly constituted Boards of Directors) subject only to the Community Shareholder Approval and the Merger Sub Shareholder Approval. This Agreement has been duly executed and delivered by Community and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by Elmira, this Agreement represents a legal, valid and binding obligation of Community and Merger Sub, enforceable against Community and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other Laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally and (B) general equitable principles, except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(ii)            Each of Community’s and Merger Sub’s Boards of Directors has duly approved and declared advisable this Agreement and the First Step Merger and the other transactions contemplated hereby, including the Second Step Merger Agreement and the Second Step Merger.

(iii)            The Community Shareholder Approval is the only vote of the holders of any class or series of Community’s capital stock or other securities required by applicable Law in connection with the consummation of the First Step Merger and the Second Step Merger. The Merger Sub Shareholder Approval is the only vote of the holders of any class or series of Merger Sub’s capital stock or other securities required by applicable Law in connection with the consummation of the First Step Merger and the Second Step Merger.

(iv)            Neither the execution and delivery of this Agreement or the Second Step Merger Agreement by Community or Merger Sub, as applicable, nor the consummation by Community or Merger Sub of the transactions contemplated hereby, nor compliance by Community or Merger Sub with any of the provisions hereof, will (A) violate, conflict with or result in a breach of any provision of the Organizational Documents of Community or Merger Sub, (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than Permitted Liens) upon any of the respective properties or assets of Community or any of its Subsidiaries (including Merger Sub) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, Contract, Permit or other instrument or obligation to which Community or any of its Subsidiaries (including Merger Sub) is a party, or by which they or any of their respective properties or assets may be bound, or (C) subject to receipt of the Requisite Regulatory Approvals and the expiration of any waiting period required by Law as described in clause (v) below, violate any Law or Order applicable to Community or Merger Sub or any of their material assets, except, in the case of clauses (B) and (C), as individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Community or Merger Sub to perform their respective obligations under this Agreement or to timely consummate the First Step Merger.

(v)            Except for (A) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (B) the filing of applications, filings and notices, as applicable, with the OCC, including under the Bank Merger Act, and approval of such applications, notices and filings, (C) filings with the FDIC, if required, under the Bank Merger Act with respect to the First Step Merger if Merger Sub has assigned its rights and responsibilities under this agreement as permitted by Section 7.7, (D) the filing of any required applications, notices or filings with any state banking authorities listed on Section 3.3(b)(v)(D) of the Community Disclosure Letter or Section 3.2(b)(v)(D) of the Elmira Disclosure Letter and approval of such applications, notices or filings, (E) the filing of the Certificate of Merger with the NYDOS pursuant to the NYBCL, as applicable, and (F) as otherwise set forth in Section 3.3(b)(v)(F) of the Community Disclosure Letter, no Order of, or Consent of, to or with any Governmental Authority or other third party is necessary in connection with the execution, delivery or performance of this Agreement or the Second Step Merger Agreement by Community or Merger Sub, as applicable, or the consummation by Community or Merger Sub, as applicable, of the First Step Merger, the Second Step Merger and the other transactions contemplated by this Agreement and the Second Step Merger Agreement.

(c)            Legal Proceedings. There is no Litigation pending or, to the Knowledge of Community, threatened against Community or any of its Subsidiaries (including Merger Sub) or its or any of its Subsidiaries’ (including Merger Sub’s) assets, interests or rights, nor are there any Orders of any Governmental Authority outstanding against Community or any of its Subsidiaries (including Merger Sub), nor do any facts or circumstances exist that would be likely to form the basis for any material claim against Community or any of its Subsidiaries (including Merger Sub) that, if adversely determined, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the ability of Community or Merger Sub to perform their respective obligations under this Agreement or to timely consummate the First Step Merger.

(d)            Certain Actions. Neither Community nor any of its Subsidiaries (including Merger Sub) or Affiliates has taken or agreed to take any action, and to the Knowledge of Community, there are no facts or circumstances, that are reasonably likely to materially impede or delay receipt of any Requisite Regulatory Approval. To Community’s Knowledge there exists no fact, circumstance, or reason that would cause any Requisite Regulatory Approval not to be received in a timely manner.

(e)            No Prior Activities. Except in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(f)            Brokers and Finders. Except for Stephens Inc., neither Community nor any of its Subsidiaries, nor any of their respective directors, officers, employees or Representatives, has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

(g)            Merger Consideration. Community now has and will have, at the Effective Time, a sufficient amount of cash to pay the amounts contemplated by Article 2.

(h)            Certain Information. When the Proxy Statement or any amendment thereto shall be disseminated to the Elmira Shareholders, and at all times subsequent to such dissemination up to and including the time of the Elmira Shareholder Meeting to vote upon the approval of this Agreement, such Proxy Statement and all amendments or supplements thereto, with respect to all information set forth or incorporated by reference therein furnished by Community relating to Community or any of its Subsidiaries (including Merger Sub), (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading. All information concerning Community, Merger Sub and their respective directors, officers, and shareholders included (or submitted for inclusion) in any application and furnished by it pursuant to Section 4.5 or Section 4.7 of this Agreement shall be true, correct and complete in all material respects.

(i)                    Compliance with Permits, Laws and Orders.

(i)            Community and each of its Subsidiaries have in effect all material Permits and have made all material filings, applications and registrations with Governmental Authorities that are required for them to own, lease or operate their respective properties and assets and to carry on their respective businesses as now conducted (and have paid all material fees and assessments due and payable in connection therewith) and there has occurred no Default under any material Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)            Community and each of its Subsidiaries are, and at all times since December 31, 2018 have been, in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets, including the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act, the Truth in Lending Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Fair Credit Reporting Act and all other applicable fair lending Laws and other Laws relating to discriminatory business, financing, leasing, collection or other practices, and all agency requirements relating to the origination, sale and servicing of mortgage loans and consumer loans. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Community, Community has complied in all material respects with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program.

(iii)            Neither Community nor any of its Subsidiaries has received any notification or communication from any Governmental Authority (A) asserting that Community or any of its Subsidiaries is in Default under any of the Permits, Laws or Orders which such Governmental Authority enforces, or (B) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, any Permits.

(iv)            Neither Community nor any of its Subsidiaries is subject to any cease-and-desist or other order or formal enforcement action issued by, or is a party to any formal written agreement, consent agreement or public memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2018, a recipient of any public supervisory letter from any Regulatory Authority or other Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy.

(v)            Neither Community nor any of its Subsidiaries (nor to the Knowledge of Community any of their respective directors, executives, Representatives, agents or employees) (A) has used or is using any corporate funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity, (B) has used or is using any corporate funds for any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) has violated or is violating any Anti-Corruption Laws or (D) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment. Community and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance by Community and its Subsidiaries with all applicable Anti-Corruption Laws.

(vi)            Community and its Subsidiaries are and since December 31, 2018 have been conducting operations at all times in compliance in all material respects with the Anti-Money Laundering Laws. Community and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance by Community and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(vii)            Except as required by the Bank Secrecy Act, to the Knowledge of Community, no employee of Community or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law by Community or any of its Subsidiaries or any employee thereof acting in its capacity as such. Neither Community nor any of its Subsidiaries nor any officer, employee, contractor, subcontractor or agent of Community or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee of Community or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. Section 1514A(a).

(viii)            Neither Community nor any of its Subsidiaries nor to the Knowledge of Community, any director, officer, agent, employee or any other Person acting on behalf of Community or any of its Subsidiaries, is currently the subject or the target of Sanctions, nor is Community or any of its Subsidiaries located, organized or resident in a Sanctioned Country. For the past five (5) years, Community and its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in and will not engage in, any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country. Community and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance by Community and its Subsidiaries with all applicable Sanctions.

(j)                    Labor Matters.

(i)            Neither Community nor any of its Subsidiaries is a party to or bound by or currently negotiating any collective bargaining agreement or any other similar agreement with any labor organization, group or association. Since December 31, 2018, neither Community nor any its Subsidiaries has experienced any organizational campaign, petition or other unionization activity relating to any Service Provider, including seeking to make Community or any of its Subsidiaries conform to demands of organized labor or enter into any collective bargaining agreement or any other similar agreement with any labor organization, group or association. There is no strike or work stoppage pending or, to the Knowledge of Community, threatened against Community or any of its Subsidiaries. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for Community to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(ii)            There is no material unfair labor practice charge or other material Litigation regarding Service Providers against Community or any of its Subsidiaries pending, or to the Knowledge of Community, threatened, before any court, arbitrator or Governmental Authority (including the National Labor Relations Board). Neither Community nor any of its Subsidiaries has failed to comply with any collective bargaining agreement or any other similar agreement with any labor organization, group or association and there are no grievances pending, or to the Knowledge of Community, threatened, under any such agreement.

(iii)            Community and its Subsidiaries are in compliance in all material respects with, and to the Knowledge of Community are not under investigation with respect to, applicable Laws with respect to employment and employee matters, including employment practices, employee benefits, labor relations, terms and conditions of employment, Tax withholding, discrimination, equal employment, fair employment practices, immigration, employee classification, human rights, pay equity, workers’ compensation, employee safety and health, facility closings and layoffs (including WARN) and wages and hours.

(iv)            Community has implemented policies and procedures with respect to social distancing, remote working environments for employees of Community, and requiring employees experiencing symptoms of COVID-19 to either stay home or to go home immediately, as required by Law. Community has complied in all material respects with all applicable Laws related to the Pandemic, including “shelter in place,” “essential business” and similar Pandemic Measures and applicable Laws concerning employee leaves of absence.

(k)            Employee Benefit Plans. All Community Benefit Plans are being administered in all material respects in compliance with their terms and with applicable Laws. Each Community Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or is entitled to rely upon an IRS opinion letter issued to a third party prototype plan provider, and, to the Knowledge of Community, there are no facts or circumstances that would reasonably be expected to cause any such determination letter to be revoked.

(l)            Community Reinvestment Act. Community is in compliance in all material respects with the provisions of the CRA and the rules and regulations thereunder, has received a CRA rating of not less than “satisfactory” in its most recently completed exam, has received no material criticism from regulators with respect to discriminatory lending practices, and to the Knowledge of Community, there are no conditions, facts or circumstances that could result in a CRA rating of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

(m)      Privacy of Customer Information.      Community and its Subsidiaries’ collection and use of PIFI and the use of such PIFI by Community or any of its Subsidiaries complies in all material respects with all applicable Law. Community maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all PIFI against a Security Breach.

(n)            Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Community and each of its Affiliates maintains in full force and effect insurance policies and bonds in such amounts and against such liabilities and hazards of the types and amounts as (i) it reasonably believes to be adequate for its business and operations and the value of its properties and (ii) are comparable to those maintained by other banking organizations of similar size and complexity.

(o)            Ownership of Elmira Common Stock. Neither Community, any Subsidiary of Community nor, to the Knowledge of Community, any director or officer of Community or of any Subsidiary of Community, beneficially owns or, within the past two (2) years has beneficially owned, in the aggregate three percent (3%) or more of the outstanding shares of Elmira Common Stock.

(p)            Certain Actions. Neither Community nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, and to the Knowledge of Community, there are no facts or circumstances that are reasonably likely to materially impede or delay receipt of any Requisite Regulatory Approval. To the Knowledge of Community, there exists no fact, circumstance, or reason that would cause any Requisite Regulatory Approval not to be received in a timely manner.

Article 4

Covenants and Additional Agreements of the Parties

Section 4.1         Conduct of Business Prior to Effective Time. During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 6 or the Effective Time, except as expressly permitted by this Agreement, as required by applicable Law or as consented to in writing by Community (such consent not to be unreasonably withheld, conditioned or delayed), (a) Elmira shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (iii) maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed, and (b) each Party shall, and shall cause its Subsidiaries to, take no action that would adversely affect or delay the satisfaction of the conditions set forth in Section 5.1(a) or Section 5.1(b) or the ability of any Party to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in Section 4.1 or Section 4.2 (other than Section 4.2(b) and Section 4.2(k), to which this sentence shall not apply), Elmira and its Subsidiaries may take any commercially reasonable actions that Elmira reasonably determines are necessary or prudent for it to take or not take in response to the Pandemic or the Pandemic Measures; provided, that Elmira shall provide prior notice to and consult in good faith with Community to the extent such actions would otherwise require consent of Community under this Section 4.1 or Section 4.2.

Section 4.2          Forbearances. During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 6 or the Effective Time, except as expressly permitted by this Agreement or as required by applicable Law, Elmira shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Community (such consent not to be unreasonably withheld, conditioned or delayed):

(a)            amend or propose to amend its Organizational Documents or any resolution or agreement concerning indemnification of its directors or officers;

(b)            (i) adjust, split, combine, subdivide or reclassify any capital stock, (ii) make, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, other than (A)  the acceptance of shares of Elmira Common Stock as payment for the exercise of Elmira Stock Options or for withholding taxes incurred in connection with the exercise of Elmira Stock Options or the vesting or settlement of Elmira Restricted Shares, in each case in the ordinary course of business and in accordance with the terms of the applicable award agreements in effect on the date hereof, (B) dividends paid by any of the Subsidiaries of Elmira to Elmira or any of its wholly-owned Subsidiaries, and (C) regular quarterly cash dividends by Elmira at a rate not in excess of $0.15 per share of Elmira Common Stock with record and payment dates consistent with the comparable quarters in the prior year, except that with the consent of Community, not to be unreasonably withheld, conditioned or delayed, Elmira may adjust the declaration, record and/or payable dates with regard to Elmira’s last dividend prior to the Effective Time so that the amount of the final dividend prior to the Effective Time on Elmira Common Stock shall be adjusted to reflect the normal dividend rate of $0.15 per share multiplied by the number of days that have elapsed in that calendar quarter prior to Closing, divided by ninety (90), (iii) issue or otherwise permit to become outstanding, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or Rights, except pursuant to the exercise of Elmira Stock Options or the vesting or settlement of Elmira Restricted Shares, in each case, granted under the Elmira Benefit Plans prior to the date of this Agreement, or except as set forth in Section 4.2(b)(iii) of the Elmira Disclosure Letter, or (iv) make any material change in any instrument or Contract governing the terms of any of its securities;

(c)            other than in the ordinary course of business consistent with past practice (including by way of foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith), make any material investment (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) in any other Person other than a wholly-owned Subsidiary of Elmira;

(d)            except as described in Section 4.2(d) of the Elmira Disclosure Letter, charge off (except as may otherwise be required by Law or by Regulatory Authorities or by GAAP) or sell (except in the ordinary course of business consistent with past practices) any of its portfolio of Loans;

(e)            terminate or allow to be terminated any of the policies of insurance it maintains on its business or property, cancel any material indebtedness owing to it or any claims that it may have possessed, or waive any right of substantial value or discharge or satisfy any material noncurrent Liability;

(f)            enter into any material new line of business;

(g)            except in the ordinary course of business consistent with past practice: (i) lend any money or pledge any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise; (ii) mortgage or otherwise subject to any Lien, encumbrance or other Liability any of its assets; (iii) except for property held as other real estate owned, sell, assign or transfer any of its assets in excess of $25,000 in the aggregate for Elmira and its Subsidiaries; or (iv) incur any material Liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute or contingent), or cancel, release or assign any indebtedness of any Person or any claims against any Person, except pursuant to Contracts in force as of the date of this Agreement and disclosed in Section 3.2(l) of the Elmira Disclosure Letter or transfer, agree to transfer or grant, or agree to grant, a license to, any of its material Intellectual Property;

(h)            other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness (it being understood that for purposes of this Section 4.2(h), “short-term” shall mean maturities of six (6) months or less)); or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person;

(i)            other than purchases of investment securities in the ordinary course of business consistent with past practice, materially restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(j)            except in the ordinary course of business, terminate, materially amend or modify or waive any material provision of, any material Contract other than any contract that terminates by its terms or normal renewals of Contracts without material adverse changes of terms, or enter into any material Contract;

(k)            other than as required under applicable Law or by Elmira Benefit Plans as in effect at the date of this Agreement or as otherwise listed in Section 3.2(k)(i) of the Elmira Disclosure Letter, (i) adopt, enter into, establish, terminate, renew or amend any Benefit Plan (or communicate any intention to take any such action), (ii) change the compensation or benefits of any director, officer or other Service Provider other than in the ordinary course of business consistent with past practice, provided that no increase in compensation or benefits of any director, officer or other Service Providers in the aggregate shall exceed 3.5%, (iii) adopt, enter into or amend any collective bargaining agreement or any other similar agreement with any labor organization, group or association, (iv) adopt, enter into, establish, amend or grant any employment, severance, change in control, termination, deferred compensation, pension or retirement arrangement, (v) grant or pay any equity awards or other incentive compensation, or pay any bonus or incentive compensation under a pre-existing Elmira Benefit Plan in excess of the amount earned based on actual performance, (vi) accelerate any rights or benefits under any Elmira Benefit Plan, including accelerating the vesting of, or the lapsing of restrictions with respect to, any Elmira Restricted Shares or otherwise amend the terms of any outstanding Elmira Stock Options, equity awards or equity-based awards, (vii) pay any severance in excess of what is legally required, (viii) take any action to fund or secure the payment of any amounts under any Elmira Benefit Plan, or change any assumptions used to calculate funding or contribution obligations under any Elmira Benefit Plan, other than as required by GAAP, or (ix) hire or terminate (other than for cause) any director, officer, or any other Service Provider with annual base salary or wages that is reasonably anticipated to exceed $80,000;

(l)            commence, settle or agree to settle any Litigation, except in the ordinary course of business consistent with past practice that (i) involves only the payment of money damages not in excess of $25,000 individually or $50,000 in the aggregate, (ii) does not involve the imposition of any equitable relief on, or the admission of wrongdoing by, Elmira or the applicable Subsidiary thereof and (iii) would not create precedent for claims that are reasonably likely to be material to Elmira or any of its Subsidiaries, or, after the Closing, Community or any of its Subsidiaries;

(m)          materially revalue any of its assets or change any method of accounting or accounting practice used by it, other than changes required by GAAP or any Regulatory Authority;

(n)            (i) file any Tax Return except in the ordinary course of business consistent with past practice or amend any Tax Return; (ii) settle or compromise any Tax Liability; (iii) make (except in the ordinary course of business consistent with past practice), change or revoke any Tax election or change any method of Tax accounting, except as required by applicable Law; (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law); (v) surrender any claim for a refund of Taxes; or (vi) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes;

(o)            change its fiscal or Tax year;

(p)            knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the First Step Merger set forth in Article 5 not being satisfied; provided, that nothing in this Section 4.2(p) shall preclude Elmira from exercising its rights under Section 4.5 or Section 4.11;

(q)            merge or consolidate itself or its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve (or adopt or enter into a plan to effect any of the foregoing) itself or any of its Subsidiaries (other than mergers or consolidations solely involving its Subsidiaries);

(r)            acquire assets outside of the ordinary course of business consistent with past practice from any other Person with a value or purchase price in the aggregate in excess of $25,000;

(s)            enter into any Contract that would have been required to be disclosed in Section 3.2(l) of the Elmira Disclosure Letter had it been entered into prior to the execution of this Agreement;

(t)            make any material changes in the mix, rates, terms or maturities of Elmira’s deposits or other Liabilities, except in a manner and pursuant to policies consistent with past practice and competitive factors in the market place; except as set forth in Section 4.2(t) of the Elmira Disclosure Letter, open any new branch or deposit taking facility; or close, relocate or materially renovate any existing branch or facility;

(u)            make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service, Loans or (ii) investment, risk and asset liability management or hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Authority;

(v)           except for Loans or commitments for Loans (or renewals or extensions thereof) that have previously been approved by Elmira prior to the date hereof, make or acquire or issue a commitment for (or renew or extend), (i) any Loans that vary in any material respect from Elmira’s written Loan policies, (ii) any commercial real estate loan in an original principal amount in excess of $1,000,000, (iii) any residential loan originated for retention in the loan portfolio in an original principal amount in excess of $500,000 or with loan to value ratios in excess of Elmira’s internal polices as in effect on the date hereof or (iv) any commercial and industrial loan in an original principal amount in excess of $1,000,000; provided that for the purpose of this paragraph, the consent of Community shall be deemed received unless Community objects in writing by the close of business on the second Business Day after receipt of written notice from Elmira, including the loan package and any other information reasonably requested by Community;

(w)            renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of Elmira or any of its Subsidiaries or, after the Effective Time, Community or any of its Subsidiaries;

(x)            waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreement to which Elmira or any of its Subsidiaries is a party;

(y)            engage in (or modify in a manner adverse to Elmira or its Subsidiaries) any transactions (except for any ordinary course banking relationships permitted under applicable Law) with any Affiliate or any director or officer thereof (or any Affiliate or immediate family member of any such Person or any Affiliate of such Person’s immediate family members);

(z)            except in the ordinary course of business consistent with past practice, enter into any new lease of real property or amend the terms of any existing lease of real property;

(aa)      incur or commit to incur any capital expenditure or authorization or commitment with respect to them that, in the aggregate is in excess of $50,000, except as disclosed in the annual business plan or budget previously disclosed to Community; or

(bb)      agree or commit to take any of the actions prohibited by this Section 4.2.

Section 4.3         Litigation. Each of Community and Elmira shall promptly notify each other in writing of any Litigation issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority pending or, to the Knowledge of Community or Elmira, as applicable, threatened against Community, Elmira or any of their respective Subsidiaries or directors that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or any actions taken or to be taken by Community, Merger Sub, Elmira or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Elmira shall give Community the opportunity to participate in the defense or settlement of any shareholder or derivative Litigation against Elmira and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Community’s prior written consent.

Section 4.4         Merger Filings. Upon the terms and subject to the conditions of this Agreement and prior to or in connection with the Closing, Merger Sub and Elmira shall execute and the Parties shall cause to be filed, as applicable, the Certificate of Merger with the NYDOS and any other such filings with the State of New York or the OCC, as applicable, necessary to effect the transactions contemplated in this Agreement.

Section 4.5         Preparation of the Proxy Statement; Elmira Shareholder Approval.

(a)            As promptly as reasonably practicable after the execution of this Agreement, and in any event not later than November 12, 2021, Elmira, in consultation with Community, Elmira shall prepare the Proxy Statement and disseminate it to the Elmira Shareholders. Community shall provide to Elmira all information concerning Community and Merger Sub as may be reasonably requested by Elmira in connection with the Proxy Statement and shall otherwise assist and cooperate with Elmira in the preparation of the Proxy Statement. Each of Elmira, Merger Sub and Community shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent such information shall have become false or misleading in any material respect. Prior to any dissemination of the Proxy Statement (or any amendment or supplement thereto) to the Elmira Shareholders, Elmira shall provide Community with a reasonable opportunity to review and to propose comments on such document, which Elmira shall consider in good faith, it being understood and agreed that the Proxy Statement disseminated to the Elmira Shareholders, as well as any amendments or supplements thereto, shall be in a form approved by Elmira.

(b)            Elmira shall call and give notice of a meeting of its shareholders (the “Elmira Shareholder Meeting”) to be held as soon as reasonably practicable, and in any event within forty-five (45) days after the mailing of the Proxy Statement, for the purpose of obtaining the Elmira Shareholder Approval and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement, and Elmira shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of Elmira shall use its reasonable best efforts to obtain from the shareholders of Elmira the Elmira Shareholder Approval, including by communicating to its shareholders the Elmira Directors’ Recommendation (and including such recommendation in the Proxy Statement), and Elmira shall engage a proxy solicitor reasonably acceptable to Community to assist in the solicitation of proxies from shareholders relating to the Elmira Shareholder Approval, provided, however, that, prior to the Elmira Shareholder Meeting and subject to Section 6.1 and Section 6.2, so long as Elmira has complied with its obligations under Section 4.11, if the Board of Directors of Elmira, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that, because of the receipt of an Acquisition Proposal that constitutes a Superior Proposal, failure to take such action would result in a violation of its fiduciary duties under applicable Law, the Board of Directors of Elmira may submit this Agreement to Elmira’s shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Elmira may communicate the basis for its lack of a recommendation to Elmira’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by Law; provided, further, that the Board of Directors of Elmira may not take any actions under the foregoing proviso unless (i) it gives Community at least five (5) Business Days’ prior written notice of its intention to take such action and a reasonably detailed description of the Acquisition Proposal giving rise to its determination to take such action (including the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal (including an unredacted copy of all proposed agreements and other documents with respect to such Acquisition Proposal) or any amendment or modification thereof), (ii) during such five (5) Business Day notice period, Elmira shall, and shall cause its financial and legal advisors to, negotiate with Community in good faith (to the extent Community seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Community, and (iii) at the end of such notice period, the Board of Directors of Elmira takes into account in good faith any amendment or modification to this Agreement proposed by Community and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless result in a violation of its fiduciary duties under applicable Law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 4.5(b) and will require a new notice period as referred to in this Section 4.5(b).

(c)            Elmira shall adjourn or postpone the Elmira Shareholder Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Elmira Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Elmira has not received proxies representing a sufficient number of shares necessary to obtain the Elmira Shareholder Approval, and, subject to the terms and conditions of this Agreement, Elmira shall continue to use all reasonable best efforts, together with its proxy solicitor, to solicit proxies from the Elmira Shareholders in favor of the Elmira Shareholder Approval; provided, however, that Elmira will not be required to solicit proxies in favor of the Elmira Shareholder Approval if Elmira has withdrawn its recommendation to approve this Agreement in compliance with Section 4.5(b). Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Elmira Shareholder Meeting shall be convened and this Agreement shall be submitted to the shareholders of Elmira at the Elmira Shareholder Meeting, for the purpose of voting on the approval of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Elmira of such obligation.

Section 4.6          Reasonable Best Efforts.

(a)            Subject to the terms and conditions of this Agreement, including Section 4.7, the Parties will use all reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to permit consummation of the First Step Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with and furnish information to the other Party to that end, and obtain all consents of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby; provided, that Elmira shall not agree to make any payments or modifications to agreements in connection therewith without the prior written consent of Community, which consent shall not be unreasonably withheld, conditioned or delayed; and provided, further, that nothing contained herein shall preclude any Party from exercising its rights under this Agreement.

(b)            The Parties shall consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges in accordance with GAAP, as such Parties mutually agree upon.

Section 4.7          Applications and Consents.

(a)            The Parties shall cooperate with each other and use, and cause their applicable Subsidiaries to use, their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits, Consents, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Requisite Regulatory Approvals), and to comply with the terms and conditions of all such Permits, Consents, approvals and authorizations of all such Governmental Authorities and third parties. Without limiting the generality of the foregoing, as soon as reasonably practicable and in no event later than forty-five (45) days after the date of this Agreement, Community and Elmira shall each prepare and file any applications, notices and filings required to be filed with any Governmental Authority in order to obtain the Requisite Regulatory Approvals.

(b)            Community and Elmira shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to Elmira or Community, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. To the extent not prohibited by applicable Law, the Parties agree that they will consult with each other with respect to the obtaining of all Permits, Consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each Party shall consult with the other in advance of any meeting or conference with any Governmental Authority in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Authority, each Party shall give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c)            In furtherance and not in limitation of the foregoing, each of Community and Elmira shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing.

(d)            Community and Elmira shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Community, Elmira or any of their respective Subsidiaries to any Governmental Authority in connection with the First Step Merger, the Second Step Merger and the other transactions contemplated by this Agreement.

(e)            To the extent permitted by applicable Law, Community and Elmira shall promptly advise each other upon receiving any communication from any Governmental Authority whose Consent is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such Consent will be materially delayed.

(f)            As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, Consents, Orders or approvals from, to or with (x) the Federal Reserve Board, the OCC, the FDIC, the New York State Department of Financial Services, any Federal Home Loan Bank or any Federal Reserve Bank that are necessary to consummate the transactions contemplated by this Agreement, including the First Step Merger and the Second Step Merger, and (y) any other approvals set forth in Section 3.2(b)(v)(C) and Section 3.3(b)(v)(C) that are necessary to consummate the transactions contemplated by this Agreement, including the First Step Merger and the Second Step Merger, except in the case of this clause (y) for any such authorizations, Consents, Orders or approvals the failure of which to be obtained or made would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Elmira or Community, as the case may be.

(g)            Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require Community or its Subsidiaries (including Merger Sub) to take, or agree to take, any actions, or to accept any restriction, requirement or condition imposed by any Regulatory Authority, that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Community or Elmira, or materially reduce the benefits or materially increase the burdens of the transactions contemplated hereby to such a degree that Community or another similarly situated reasonable financial institution would not have entered into this Agreement had such actions, conditions, restrictions or requirements been known at the date hereof (a “Materially Burdensome Regulatory Condition”).

Section 4.8         Notification of Certain Matters. Each Party will give prompt written notice to the other (and subsequently keep such other Party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event, change, circumstance or effect that (a) is reasonably likely to result in any Material Adverse Effect on it, or (b) would cause or constitute a breach of any of its representations, warranties, covenants, or agreements contained herein; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute the failure of any condition set forth in Section 5.2(a) or Section 5.2(b), or Section 5.3(a) or Section 5.3(b), as the case may be, to be satisfied, or otherwise constitute a breach of this Agreement by such Party due to its failure to give such notice unless the underlying breach would independently result in a failure of the conditions set forth in Section 5.2(a) or Section 5.2(b), or Section 5.3(a) or Section 5.3(b), as the case may be, or give rise to a termination right under Section 6.1. Elmira shall deliver to Community a copy of the written opinion (or any withdrawal of such opinion) of any financial advisor, as soon as reasonably practicable after Elmira’s receipt thereof.

Section 4.9         Investigation and Confidentiality.

(a)            Upon reasonable notice and subject to applicable Laws (including the Pandemic Measures), Elmira shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other Representatives of Community, access, during normal business hours during the period prior to the Effective Time, to all of their properties, books, Contracts, personnel, commitments, information technology systems and records, and, during such period, Elmira shall, and shall cause its Subsidiaries to, make available to Community such information concerning their respective businesses, properties and personnel as Community may request. Community shall use commercially reasonable efforts to minimize any interference with Elmira’s regular business operations during any such access. No investigation by Community shall affect the representations and warranties of Elmira or the right of Community to rely thereon.

(b)            Each Party shall, and shall cause its directors, officers, employees and Representatives to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations and financial positions to the extent required by, and in accordance with, the Confidentiality Agreement.

(c)            Elmira shall provide Community, no later than twenty-one (21) days after the end of each month, a written update on each of its Delinquent Loans and such other information with respect to Elmira’s and its Subsidiaries’ Loan portfolio as is reasonably requested by Community; provided, however, Elmira shall promptly notify Community in writing in the event (i) there is a deterioration of a Delinquent Loan to “substandard,” or (ii) a Loan in the original principal amount in excess of $250,000 not listed set forth in Section 3.2(o)(ii) of the Elmira Disclosure Letter shall meet the criteria of Section 3.2(o)(ii) to become a Delinquent Loan.

Section 4.10      Press Releases; Publicity. Prior to the Effective Time, each Party shall consult with and obtain the approval (not to be unreasonably withheld, conditioned or delayed) of the other as to the form and substance of any press release, other public statement or shareholder communication related to this Agreement and the transactions contemplated hereby prior to issuing such press release, public statement or shareholder communication or making any other public or shareholder disclosure related thereto; provided, that nothing in this Section 4.10 shall be deemed to prohibit any Party from making any disclosure that its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law or the NYSE.

Section 4.11      Go-Shop and No-Shop Periods; Acquisition Proposals.

(a)          Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 pm (New York time) on November 2, 2021 (the “No-Shop Period Start Date”), Elmira and its directors, officers, employees and Representatives and Affiliates shall have the right to (i) initiate, solicit encourage or knowingly facilitate inquiries or proposals with respect to, (ii) continue, engage or participate in any negotiations concerning, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to, or (iv) approve, recommend, agree to or accept, any Acquisition Proposal; provided, that, Elmira shall make available to Community any confidential or nonpublic information or data concerning Elmira or its Subsidiaries that is provided to any Person given such access that was not previously made available to Community promptly (and in any event within forty-eight (48) hours) after the time it is furnished to such Person; provided, further, that Elmira will not pay, agree to pay or cause to be paid or reimburse, agree to reimburse or cause to be reimbursed, the expenses of any such Person in connection with any Acquisition Proposals or any inquiries, discussions or requests with respect to or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal. Promptly (and in any event within twelve (12) hours) after the No-Shop Period Start Date, Elmira shall notify Community in writing of all parties that submitted an Acquisition Proposal prior to the No-Shop Period Start Date, which notice shall include a summary of all material terms of any pending Acquisition Proposals that were made in writing by any Excluded Party or any other Acquisition Proposal which the Elmira Board of Directors determined in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor) warranted further discussion of Elmira’s Board of Directors.

(b)            Except as it may relate to any Excluded Party or as permitted by Section 4.11(a), from 11:59 p.m. (New York time) on the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 6.1, Elmira agrees that it will not, and will cause its directors, officers, employees and Representatives and Affiliates not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, (ii) continue, engage or participate in any negotiations concerning, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person (other than Persons who are Affiliates or Representatives of Elmira or Community) relating to, or (iv) approve, recommend, agree to or accept, any Acquisition Proposal; provided, that, prior to, but not after, the time the Elmira Shareholder Approval is obtained, if Elmira receives an unsolicited bona fide Acquisition Proposal after the date of this Agreement that was not received in violation of clauses (i) – (iv) above, and Elmira’s Board of Directors concludes in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, Elmira may, and may permit its officers and Representatives to, furnish or cause to be furnished nonpublic information or data to and participate in such negotiations or discussions with the Person making such Acquisition Proposal to the extent that the Board of Directors of Elmira concludes in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor) that failure to take such actions would result in a violation of its fiduciary duties under applicable Law; provided, further, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Elmira shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement and shall provide to Community any such information not previously provided to Community. Elmira will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Community with respect to any Acquisition Proposal. For the avoidance of doubt, notwithstanding the occurrence of the No-Shop Period Start Date, until the receipt of the Elmira Shareholder Approval, Elmira and its directors, officers, employees and Representatives and Affiliates may continue to engage in the activities described in Section 4.11(a) with respect to any Excluded Party so long as such Excluded Party remains an Excluded Party, including with respect to any amended Acquisition Proposal submitted by an Excluded Party following the No-Shop Period Start Date if such Excluded Party’s Acquisition Proposal has not been withdrawn or terminated at any time prior to the submission of such amendment, and the restrictions in this Section 4.11(b) will not apply with respect thereto.

(c)            Except as may relate to an Excluded Party (while an Excluded Party remains such), Elmira agrees that following the No-Shop Period Start Date, it will use its reasonable best efforts to, promptly (and any event within three (3) Business Days thereof) request and confirm the return or destruction of any confidential information provided to any Person (other than Community and its Affiliates and its and their Representatives) pursuant to any existing confidentiality, standstill or similar agreements to which it or any of its Subsidiaries is a party relating to an Acquisition Proposal, and shall withdraw and terminate any access that was granted to any third party to any “data room” (electronic or physical) that was established in connection with a transaction involving Elmira.

(d)            Elmira shall promptly, and in any event within forty-eight (48) hours of receipt, advise Community in writing in the event Elmira or any of its directors, employees, officers or Representatives receives, (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for information, discussion or negotiation that contemplates an Acquisition Proposal or (iii) any proposal or offer that is reasonably likely to lead to an Acquisition Proposal, in each case together with the terms and conditions of such Acquisition Proposal, request, inquiry, proposal or offer, and shall furnish Community with a copy of such Acquisition Proposal (or, where such Acquisition Proposal is not in writing, Elmira shall verbally advise Community of the material terms and conditions thereof within forty-eight (48) hours of receipt, and, to the extent Elmira provides such verbal notice, provide, at Community’s reasonable request, a written summary of such material terms and conditions within seventy-two (72) hours of original receipt thereof). Elmira shall keep Community informed in all material respects on a timely basis of the status and details (including, within forty-eight (48) hours after the occurrence of any amendment, modification, material discussion or material negotiation) of any such Acquisition Proposal, request, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation (or, where such inquiries or discussions are not in writing, Elmira shall provide verbal notice, with a written summary thereof, upon Community’s reasonable request, within seventy-two (72) hours of original receipt thereof). Without limiting any of the foregoing, Elmira shall promptly (and in any event within forty-eight (48) hours) notify Community in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(e)            Neither the Board of Directors of Elmira nor any committee thereof shall (i) except as expressly permitted by Section 4.5(b), (A) withdraw (or modify or qualify in any manner adverse to Community) the approval, recommendation or declaration of advisability by the Board of Directors of Elmira or any such committee of this Agreement, the First Step Merger, or any of the other transactions contemplated hereby, (B) adopt, approve, recommend, endorse or otherwise declare advisable the approval of any Acquisition Proposal, (C) resolve, agree or propose to take any such actions or (D) submit this Agreement to its shareholders without recommendation (each such action set forth in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) (A) cause or permit Elmira or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract constituting or relating to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (any such letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to an Acquisition Proposal, an “Alternative Acquisition Agreement”) or (B) resolve, agree or propose to take any such actions; provided, however, notwithstanding anything else in this Agreement, Elmira shall not be entitled to take any of the actions provided for in this Section 4.11(e) unless (x) Elmira has given Community forty-eight (48) hours’ notice of its intention to take such action and (y) in the case of an Acquisition Proposal, Elmira provides Community with a copy of such Acquisition Proposal and, prior to the expiration of such notice period, Community does not provide written notice to Elmira of Community’s intent to match the financial consideration provided for in such Acquisition Proposal. If Community provides notice to Elmira of its intention to match such Acquisition Proposal, Elmira may not take any of the actions provided for in this Section 4.11(e) by reason of such Acquisition Proposal and the Parties shall work together in good faith and as promptly as possible to document and execute any amendment to this Agreement that is necessary for Community to match the financial consideration provided for in such Acquisition Proposal.

(f)            Elmira agrees that any breach by its directors, officers, Affiliates or Representatives, or, with Elmira’s Knowledge, by its employees, of this Section 4.11 shall be deemed a breach by Elmira.

(g)            Nothing contained in this Agreement shall prevent Elmira or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A, or similar rules of any Regulatory Authorities, with respect to an Acquisition Proposal or from making any legally required disclosure to Elmira’s shareholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under Article 6 of this Agreement.

Section 4.12      Takeover Laws. None of Elmira, Community, Merger Sub or their respective Boards of Directors shall take any action that would cause any Takeover Law to become applicable to this Agreement, the First Step Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the First Step Merger and the other transactions contemplated hereby from any applicable Takeover Law now or hereafter in effect. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each Party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Law.

Section 4.13      Employee Matters.

(a)            Community agrees that each current employee of Elmira or any of its Subsidiaries who continues as an employee of the Surviving Entity or any of its Affiliates after the Effective Time (collectively, the “Continuing Employees”) will, during the period commencing on the Effective Time and ending one year following the Effective Time, continue to be provided with: (i) a base salary or base wage that is no less favorable than that in effect immediately prior to the Effective Time for the applicable Continuing Employee; and (ii) an annual cash bonus opportunity that is no less favorable than that in effect immediately prior to the Effective Time for the applicable Continuing Employee (for the avoidance of doubt, excluding value attributable to equity or equity-based compensation).

(b)            Except as would result in a duplication of benefits, the Continuing Employees shall be given, subject to applicable Law, credit for past service with Elmira and its Subsidiaries to the extent credited by Elmira and its Subsidiaries prior to the Effective Time for purposes of determining eligibility under Community Benefit Plans that are employee health and welfare programs in which such Continuing Employees participate following the Effective Time and for purposes of determining length of vacation, sick time and paid time off under the applicable Community Benefit Plan (but not for purposes of eligibility for, vesting under, or accrual with respect to any Community Benefit Plan that is a defined benefit pension plan, retiree health or welfare plan or equity award or other long-term incentive compensation plans). In addition, under the Community Benefit Plans that are welfare plans in which Continuing Employees participate following the Effective Time, Community shall use its commercially reasonable efforts to (i) waive, or cause to be waived, for each participating Continuing Employee, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable Elmira Benefit Plan prior to the Effective Time and (ii) recognize for purposes of annual deductible and out-of-pocket limits under Community Benefit Plans that are medical and dental plans, deductible and out-of-pocket expenses paid by each participating Continuing Employee in the calendar year in which the Effective Time occurs.

(c)            Prior to the Effective Time, Elmira shall take, and shall cause its Subsidiaries to take, all actions that may be reasonably requested by Community in writing with respect to (i) causing one or more Elmira Benefit Plans to terminate as of or following the date immediately preceding the Effective Time or for benefit accruals and entitlements to cease as of or following the date immediately preceding the Effective Time, (ii) causing the continuation on and after the Effective Time of any Contract, arrangement or insurance policy relating to any Elmira Benefit Plan for such period as may be requested by Community, or (iii) cooperating with Community to facilitate the merger of any Elmira Benefit Plan into any Benefit Plan of Community or its Subsidiaries as of or following the Effective Time. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 4.13(c) shall be subject to Community’s reasonable prior review and approval.

(d)            Community shall honor, each in accordance with its terms, the employment agreements and severance arrangements with Continuing Employees in effect as of the date of this Agreement to the extent such agreements are set forth on Section 3.2(k)(i) of the Elmira Disclosure Letter, except to the extent that any such agreements or arrangements are superseded or terminated as of or following the Effective Time.

(e)            In the event of any termination of any Elmira Benefit Plan providing employer-provided health coverage or consolidation of any such plan with any Benefit Plan of Community or any of its Subsidiaries providing employer-provided health coverage within twelve (12) months after the Effective Time, (i) Community shall, or shall cause its Subsidiaries to, use commercially reasonable efforts to make available to Continuing Employees and their dependents employer-provided health coverage on the same basis as it provides such coverage to similarly situated employees of Community and its Subsidiaries and (ii) former employees of Elmira or any of its Subsidiaries and their qualified beneficiaries will have the right to continued coverage under a group health plan of Community to the extent required by COBRA.

(f)            Severance and Retention Payments.

(i)            Community will provide any employee who is employed by Elmira immediately prior to the Effective Time and who is not otherwise covered by an individual severance or change in control agreement and whose employment is terminated by Community without Cause (as defined in Section 4.13(f)(i) of the Elmira Disclosure Letter) at or within six (6) months following the Effective Time with severance payments equal to one (1) week of base salary for each full year of service with Elmira, with a minimum benefit of four (4) weeks of base salary and a maximum benefit of twenty-six (26) weeks of base salary, in all cases subject to such employee’s execution of a release of claims in a form reasonably acceptable to Community and paid without duplication of any other severance or termination benefit for which such employee is eligible.

(ii)            The Parties shall perform the actions as set forth in Section 4.13(f)(ii) of each of the Elmira Disclosure Letter and the Community Disclosure Letter.

(g)            The provisions of this Section 4.13 are solely for the benefit of the parties hereto, and no Service Provider or any other Person shall be regarded for any purpose as a third party beneficiary of this Agreement. Nothing herein, expressed or implied, shall be construed as an amendment to any Benefit Plan for any purpose or confer upon any Continuing Employee or any other Person any right to employment or continued employment with any of the parties hereto or any of their Subsidiaries or Affiliates for any period. Nothing in this Section 4.13 shall be construed to limit the right of Community or any of its Subsidiaries (including, following the Effective Time, Elmira and its Subsidiaries) to amend or terminate any Elmira Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 4.13 be construed to require Community or any of its Subsidiaries to retain the employment of any particular Continuing Employee for any fixed period of time following the Effective Time.

Section 4.14      Certain Policies. Following the later of: (i) the receipt of all Requisite Regulatory Approvals and approval of this Agreement at the Elmira Shareholder Meeting, or (ii) January 1, 2022:

(a)            Elmira shall, consistent with GAAP and applicable Law and on a basis mutually satisfactory to it and Community, modify and change its accounting, investment, loan, litigation and real estate valuation policies and practices (including loan classifications, content and size of investment portfolio, and levels of reserves and accruals) so as to be applied, in all material respects, on a basis that is consistent with that of Community;

(b)            Elmira and Community shall review the adequacy of reserves for loan losses currently established by Elmira and, if deemed warranted by both parties under GAAP, Elmira shall make mutually acceptable changes to such reserves; and

(c)            Elmira shall consult with Community with respect to determining the amount and timing of recognizing, for financial accounting and income Tax reporting purposes, Elmira’s expenses incurred in connection with the First Step Merger, the Second Step Merger and the transactions contemplated by this Agreement, and, subject to GAAP and applicable Law, Elmira shall recognize its costs and expenses in connection with the transactions contemplated hereby at such time as are reasonably requested by Community.

Section 4.15      Indemnification.

(a)            From and after the Effective Time, the Surviving Entity shall indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director, officer or employee of Elmira and its Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of Elmira or any of its Subsidiaries or is or was serving at the request of Elmira or any of its Subsidiaries as a director or officer of another Person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; and the Surviving Entity shall also advance expenses as incurred by such Indemnified Party to the fullest extent permitted by applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. The Surviving Entity shall reasonably cooperate with the Indemnified Party in the defense of any such claim, action, suit, proceeding or investigation.

(b)            Subject to applicable Law, for a period of six (6) years after the Effective Time, the Surviving Entity shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Elmira (provided, that the Surviving Entity may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Elmira or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, that the Surviving Entity shall not be obligated to expend, on an annual basis, an amount in excess of two hundred percent (200%) of the current annual premium paid as of the date hereof by Elmira for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Entity shall cause to be maintained policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Elmira, in consultation with Community, may (and at the request of Community, Elmira shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6) year “tail” policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If Elmira purchases such a “tail policy,” the Surviving Entity shall maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for such six (6) year period.

(c)            Subject to applicable Law, the obligations of the Parties under this Section 4.15 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Indemnified Party or any other Person entitled to the benefit of this Section 4.15 without the prior written consent of the affected Indemnified Party or affected Person.

(d)            Subject to applicable Law, the provisions of this Section 4.15 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and Representatives.

Section 4.16      Systems Integration; Operating Functions. From and after the date hereof, Elmira shall and shall cause its directors, officers and employees to, and shall make all reasonable best efforts (without undue disruption to either business) to cause Elmira’s data processing consultants and software providers to, cooperate and assist Community in connection with an electronic and systems conversion of all applicable data of Elmira and its Subsidiaries concerning the Loans, deposits and other assets and Liabilities of Elmira and its Subsidiaries to the Community systems. Such cooperation and assistance shall include the training of Elmira’s and its Subsidiaries’ employees, during normal business hours, and providing Community and its Subsidiaries with computer file instructions with respect to the information in its data processing system regarding the assets and Liabilities of Elmira, together with operational procedures designed to implement the transfer of such information to Community and its Subsidiaries, provided that the confidentiality of customer information shall be preserved and no information shall be transferred until the Effective Time. Elmira and its Subsidiaries shall cooperate with Community in connection with the planning for the efficient and orderly combination of the parties and the operation of Community (including the former operations of Elmira) after the Second Step Merger, and in preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Community may decide. Elmira shall, and shall cause its Subsidiaries to, take any action Community may reasonably request prior to the Effective Time to facilitate the combination of the operations of Elmira with Community upon the completion of the First Step Merger. After the execution of this Agreement, Elmira and Community shall each designate an individual to serve as liaison concerning the transfer of data processing information and other similar operational matters. Prior to the Effective Time, Elmira shall not enter into, extend, modify, or terminate any agreement with a third party vendor providing information technology or data processing services or software to Elmira or any Subsidiary of Elmira without the prior written consent of Community, which consent shall not be unreasonably withheld or delayed. Without limiting the foregoing, senior officers of Elmira and Community shall meet from time to time as Elmira or Community may reasonably request, to review the financial and operational affairs of Elmira and its Subsidiaries, and Elmira shall consider Community’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) Community shall not be permitted to exercise control of Elmira prior to the Effective Time, and (ii) Elmira shall not be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust Laws.

Section 4.17      Merger Sub Compliance. Community shall cause Merger Sub to comply with all of its obligations under or related to this Agreement.

Section 4.18      Certain Elmira Benefit Plan and Other Matters. Elmira will promptly take all actions as are reasonably necessary or that Community reasonably specifies with respect to the Elmira Benefit Plan and other matters set forth in Section 4.18 of the Elmira Disclosure Letter, and each of those disclosed matters shall be completed to Community’s reasonable satisfaction prior to the Effective Time.

Article 5

Conditions Precedent to Obligations to Consummate

Section 5.1      Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the First Step Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless legally waived by each Party pursuant to Section 7.6:

(a)            Shareholder Approval. Elmira shall have obtained the Elmira Shareholder Approval and Community shall have obtained the Community Shareholder Approval. Elmira shall have complied with the Code Section 409(e) voting requirements with respect to Elmira Common Shares held by the Elmira KSOP.

(b)            Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained or made and be in full force and effect and all waiting periods required by Law shall have expired, and (ii) solely insofar as this condition relates to the obligations of Community and Merger Sub, no such Requisite Regulatory Approval shall impose or contain any Materially Burdensome Regulatory Condition.

(c)            No Orders or Restraints; Illegality. No Order issued by any Governmental Authority (whether temporary, preliminary, or permanent) preventing the consummation of the First Step Merger or the Second Step Merger shall be in effect and no Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, restrains or makes illegal the consummation of the First Step Merger or the Second Step Merger.

Section 5.2      Conditions to Obligations of Community and Merger Sub. The obligations of Community and Merger Sub to consummate the First Step Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Community pursuant to Section 7.6:

(a)            Representations and Warranties. The representations and warranties of Elmira set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); provided, however, that no representation or warranty of Elmira (other than the representations and warranties set forth in (i) Section 3.2(c), which shall be true and correct except to a de minimis extent (relative to Section 3.2(c) taken as a whole) and (ii) Section 3.2(a) (other than Section 3.2(a)(iii)), Section 3.2(b)(i), Section 3.2(b)(ii), Section 3.2(b)(iii), Section 3.2(b)(iv)(A), Section 3.2(f)(iii), Section 3.2(u), Section 3.2(v), Section 3.2(y), Section 3.2(z) and Section 3.2(dd), which shall be true and correct in all respects) shall be deemed untrue and incorrect for purposes hereunder as a consequence of the existence of any fact, event, change, circumstance or effect inconsistent with such representation or warranty, unless such fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects inconsistent with any representation or warranty of Elmira, has had or would reasonably be expected to have a Material Adverse Effect on Elmira; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 5.2(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Community shall have received a certificate, dated the Closing Date, signed on behalf of Elmira by the chief executive officer and any executive vice president of Elmira, to such effect.

(b)            Performance of Agreements and Covenants. Each and all of the agreements and covenants of Elmira to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and Community shall have received a certificate, dated the Closing Date, signed by a duly authorized officer of Elmira, to such effect.

(c)            Consents. Elmira shall have obtained all Consents required as a result of the transactions contemplated by this Agreement pursuant to the Contracts set forth in Section 3.2(b) and Section 3.2(l) of the Elmira Disclosure Letter.

(d)            Material Adverse Effect. Since the date hereof, there shall not have occurred any fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects, that has had or would reasonably be expected to have a Material Adverse Effect on Elmira.

(e)            Dissenting Shares. Dissenting shares shall represent not more than ten percent (10%) of the outstanding shares of Elmira Common Stock.

(f)            Systems Conversion. The electronic and systems conversion of all applicable data of Elmira and its Subsidiaries concerning the Loans, deposits and other assets and Liabilities of Elmira and its Subsidiaries to the Community systems shall be scheduled to occur and prepared for completion, in each case, not later than the opening of business on the first Business Day following the Closing Date.

Section 5.3      Conditions to Obligations of Elmira. The obligations of Elmira to consummate the First Step Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Elmira pursuant to Section 7.6:

(a)            Representations and Warranties. The representations and warranties of Community and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date); provided, however, that no representation or warranty of Community or Merger Sub (other than the representations and warranties set forth in Section 3.3(a) (other than Section 3.3(a)(i)(C)), Section 3.3(b)(i), Section 3.3(b)(ii), Section 3.3(b)(iii), Section 3.3(b)(iv)(A), Section 3.3(f), and Section 3.3(g), which shall be true and correct in all respects) shall be deemed untrue or incorrect for purposes hereunder as a consequence of the existence of any fact, event, change, circumstance or effect inconsistent with such representation or warranty, unless such fact, event, change, circumstance or effect, individually or taken together with all other facts, events, changes, circumstances or effects inconsistent with any representation or warranty of Community or Merger Sub, has had or would reasonably be expected to have a Material Adverse Effect on the ability of Community and Merger Sub to perform their respective obligations under this Agreement or to timely consummate the First Step Merger; provided, further, that for purposes of determining whether a representation or warranty is true and correct for purposes of this Section 5.3(a), any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty shall be disregarded; and Elmira shall have received a certificate, dated the Closing Date, signed on behalf of Community by the chief executive officer or any executive vice president of Community, to such effect.

(b)            Performance of Agreements and Covenants. Each and all of the agreements and covenants of Community and Merger Sub to be performed and complied with pursuant to this Agreement prior to the Effective Time shall have been duly performed and complied with in all material respects and Elmira shall have received a certificate, dated the Closing Date, signed by a duly authorized officer of Community, to such effect.

Article 6

Termination

Section 6.1         Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the Elmira Shareholder Approval, this Agreement may be terminated and the First Step Merger abandoned at any time prior to the Effective Time:

(a)            By mutual written consent of Elmira and Community;

(b)            By either Community or Elmira (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Elmira, in the case of a termination by Community, or Community and Merger Sub, in the case of a termination by Elmira, which breach or failure to be true, either individually or in the aggregate with all the other breaches by such Party (or failures of representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 5.2, in the case of a termination by Community, or Section 5.3, in the case of a termination by Elmira, and which is not cured within thirty (30) days following written notice to Elmira, in the case of a termination by Community, or Community, in the case of a termination by Elmira, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Expiration Date);

(c)            By either Community or Elmira in the event that the Elmira Shareholder Approval has not been obtained by reason of the failure to obtain the required vote at the Elmira Shareholder Meeting; provided that Elmira may not terminate this Agreement under this Section 6.1(c) if it has not complied in all material respects with its obligations under Section 4.5 (including by complying with any adjournment or postponement obligations under Section 4.5);

(d)            By either Community or Elmira in the event that a court of competent jurisdiction or other Governmental Authority shall have issued any Order restraining, enjoining or otherwise prohibiting the First Step Merger or the Second Step Merger and such Order shall have become final and nonappealable;

(e)            By either Community or Elmira in the event that the First Step Merger has not been consummated by 5:00 p.m., New York City time, on the first (1st) anniversary of the date of this Agreement (the “Expiration Date”), provided that the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 6.1(e);

(f)            By Community in the event that Community or any of its Affiliates receives written notice from or is otherwise advised by a Governmental Authority that it will not grant (or intends to rescind or revoke if previously approved) any Requisite Regulatory Approval or receives written notice from or is otherwise advised by a Governmental Authority that it will not grant such Requisite Regulatory Approval without imposing a Materially Burdensome Regulatory Condition;

(g)            By Community in the event that (i) the Elmira Board of Directors or any committee thereof effects an Adverse Recommendation Change, (ii) Elmira has failed to substantially comply with its obligations under Section 4.5 or 4.11, (iii) a tender offer or exchange offer for twenty-five percent (25%) or more of the outstanding shares of Elmira Common Stock is commenced and Elmira shall not have sent to its shareholders, within ten (10) Business Days (or such fewer number of days as remains prior to the Elmira Shareholder Meeting) after the commencement of such tender or exchange offer, a statement that the Board of Directors of Elmira recommends rejection of such tender or exchange offer, or (iv) an Acquisition Proposal (other than a tender or exchange offer covered by clause (iii) of this Section 6.1(g)) with respect to Elmira is publicly announced and, upon Community’s request, Elmira fails to issue a press release announcing its opposition to such Acquisition Proposal and reaffirming the Elmira Directors’ Recommendation within three (3) Business Days after such request; or

(h)            by Elmira, at any time prior to receiving the Elmira Shareholder Approval if (i) Elmira has received a Superior Proposal; (ii) the Board of Directors of Elmira has made an Adverse Recommendation Change or authorized Elmira to enter into a definitive Alternative Acquisition Agreement; (iii) Elmira has complied in all material respects with Section 4.11 with respect to such Superior Proposal; and (iv) concurrently with such termination Elmira pays the Termination Fee (to the extent the amounts are then known) due to Community in accordance with Section 6.2.

The Party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 6.1 shall give written notice of such termination to the other Party in accordance with Section 7.8, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 6.2         Termination Fee.

(a)            In the event that (i) (A) either Party terminates this Agreement pursuant to Section 6.1(e) (and the Elmira Shareholder Approval has not been obtained), or (B) Community terminates this Agreement pursuant to Section 6.1(b), (ii) prior to the event giving rise to the right to terminate this Agreement, an Acquisition Proposal shall have been made known to Elmira or any of its Subsidiaries or shall have been made directly to its shareholders generally or any Person shall have publicly announced, or disclosed to Elmira’s Board of Directors or senior management, an intention (whether or not conditional) to make an Acquisition Proposal, and (iii) within fifteen (15) months following such termination an Acquisition Proposal is consummated or a definitive agreement is entered into by Elmira with respect to an Acquisition Proposal, Elmira shall pay to Community, by wire transfer of immediately available funds, an amount equal to $2,500,000 (the “Termination Fee”) on the date of the earliest to occur of the events described in clause (iii) above; provided that for purposes of this Section 6.2(a), all references in the definition of “Acquisition Proposal” to twenty-five percent (25%) shall be to fifty percent (50%).

(b)            In the event that Community terminates this Agreement pursuant to Section 6.1(g), Elmira shall pay to Community, by wire transfer of immediately available funds, the Termination Fee within two (2) Business Days after the date this Agreement is terminated.

(c)            In the event that Elmira terminates this Agreement pursuant to Section 6.1(h), Elmira shall, prior to or concurrently with such termination, pay to Community the Termination Fee in accordance with the payment instructions which have been provided to Elmira by Community as of the date hereof, or as further updated by written notice by Community from time to time.

(d)            Elmira hereby acknowledges that the agreements contained in this Section 6.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Community would not enter into this Agreement. In the event that Elmira fails to pay if and when due any amount payable under this Section 6.2, then (i) Elmira shall reimburse Community for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) Elmira shall pay to Community interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as published in the “Money Rates” column in The Wall Street Journal or, if not published therein, in another national financial publication selected by Community) in effect on the date such overdue amount was originally required to be paid plus one percent (1.0%).

(e)            Assuming Elmira is not in willful breach of its obligations under this Agreement, including Section 4.5 and 4.11, then the payment of the Termination Fee shall fully discharge Elmira from and be the sole and exclusive remedy of Community and Merger Sub with respect to any and all losses that may be suffered by Community or its Affiliates (including Merger Sub) based upon, resulting from or arising out of the circumstances giving rise to such termination of this Agreement under Section 6.2(a), Section 6.2(b) or Section 6.2(c). In no event shall Elmira be required to pay the Termination Fee on more than one occasion.

Section 6.3         Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall become void and have no effect, and none of Community, Elmira, any of their respective Subsidiaries, or any of the officers or directors of any of them, shall have any Liability of any nature whatsoever hereunder or in conjunction with the transactions contemplated hereby, except that (i) the provisions of Section 4.9(b), Article 6 and Article 7 shall survive any such termination and abandonment, and (ii) a termination of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant or agreement of such Party contained in this Agreement.

Article 7

Miscellaneous

Section 7.1          Definitions.

(a)            Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of Elmira and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of Elmira or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of Elmira, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of Elmira or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of Elmira, (iii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Elmira or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of Elmira, or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the First Step Merger or the Second Step Merger or that could reasonably be expected to dilute materially the benefits to Community of the transactions contemplated hereby.

“Advisory Agreement” means any Contract governing the provision of Investment Advisory Services.

“Affiliate” of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, “control” (and its derivatives) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of equity, voting or other interests, as trustee or executor, by Contract or otherwise.

“Benefit Plan” shall mean any “employee benefit plan” (as that term is defined in Section 3(3) of ERISA) whether or not subject to ERISA, any plan that is a “multiemployer plan” as defined in Section 3(37) of ERISA, any other employee benefit plan, policy, or agreement, whether or not covered by ERISA, and any profit-sharing, deferred compensation, equity compensation, employment, stock purchase, gross-up, employee loan, tuition reimbursement, Code Section 125, Code Section 501(c)(9), retention, incentive compensation, collective bargaining, employee stock ownership, severance, change in control, vacation, fringe benefit, bonus, or deferred compensation plan, policy, program agreement or arrangement, whether formal or informal or written or oral.

“Business Day” shall mean any day that the NYSE is normally open for trading for a full day and that is not a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required to close for regular banking business.

“Code” shall mean the Internal Revenue Code of 1986, as amended, any successor statute thereto, and the rules and regulations thereunder.

“Community Benefit Plan” shall mean any Benefit Plan that is entered into, maintained by, sponsored in whole or in part by, or contributed to by Community or any Subsidiary or ERISA Affiliate thereof, or under which Community or any Subsidiary or ERISA Affiliate thereof could reasonably be expected to have any obligation or Liability, whether actual or contingent, with respect to any Service Provider.

“COBRA” shall mean Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, or similar state Laws.

“Community Common Stock” shall mean the $1.00 par value per share common stock of Community.

“Community Shareholder Approval” shall mean the adoption of this Agreement by Community Bank System, Inc., the holder of one hundred percent (100%) of the outstanding shares of Community Common Stock.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated July 30, 2021, by and between Community and Elmira.

“Consent” shall mean any filing, notice, registration, consent, approval, authorization, clearance, exemption, waiver, or similar affirmation with, to or by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” shall mean any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease, understanding, note, bond, license, mortgage, deed of trust or undertaking of any kind or character to which any Person is a party or that is binding on any Person or its capital stock, assets, or business.

“Default” shall mean (i) any breach or violation of or default under any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice or both would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Law, Order, or Permit.

“Elmira Benefit Plan” shall mean any Benefit Plan that is entered into, maintained by, sponsored in whole or in part by, or contributed to, or required to be contributed to, by Elmira or any ERISA Affiliate thereof, or under which Elmira or any ERISA Affiliate thereof could reasonably be expected to have any obligation or Liability, whether actual or contingent, with respect to any Service Provider.

“Elmira Common Stock” or “Elmira Common Shares” shall mean the $1.00 par value per share common stock of Elmira.

“Elmira Financial Statements” shall mean (i) the audited consolidated balance sheets (included related notes and schedules) of Elmira as of December 31, 2020, 2019 and 2018 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) of Elmira for each of the three (3) years ended December 31, 2020, 2019 and 2018, and (ii) the unaudited interim consolidated balance sheets of Elmira as of the end of each calendar quarter following December 31, 2020, and the consolidated statements of income for the periods then ended.

“Elmira KSOP” shall mean The Employee Stock Ownership and Savings Plan of the Elmira, Plan No. 002.

“Elmira Preferred Stock” or “Elmira Preferred Shares” shall mean the $1.00 par value per share preferred stock of Elmira.

“Elmira Shares” shall mean the Elmira Common Shares and the Elmira Preferred Shares.

“Elmira Shareholders” shall mean the holders of Elmira Common Shares.

“Elmira Shareholder Approval” shall mean the approval of this Agreement by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Elmira Common Stock.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common Law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Resource Conservation and Recovery Act, as amended, and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material, including all requirements for Permits, licenses and other authorizations that may be required.

“ERISA Affiliate” of any Person means any entity that is, or at any relevant time was, treated as a single employer with such Person under Section 414(b), (c) or (m) of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Excluded Party” means any Person or group of Persons from whom Elmira its directors, officers, employees and Representatives and Affiliates has received a bona fide written Acquisition Proposal prior to the No-Shop Period Start Date that Elmira’s Board of Directors determines in good faith (such determination to be made no later than three (3) Business Days after the No-Shop Period Start Date and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor), constitutes or is reasonably likely to constitute or lead to a Superior Proposal; provided that any Person shall immediately and irrevocably cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) if the Acquisition Proposal submitted by such Person is withdrawn or terminated (it being understood that a modification of an Acquisition Proposal submitted by such Person or group of Persons shall not, in and of itself, be deemed to be a withdrawal or termination of an Acquisition Proposal submitted by such Person or group of Persons).

“Facilities” shall mean all buildings and improvements on the property of any Person.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System (including any Federal Reserve Bank).

“FINRA” shall mean the Financial Industry Regulatory Authority.

“FRB Reports” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with the Federal Reserve Board.

“GAAP” shall mean accounting principles generally accepted in the United States of America, consistently applied during the periods involved.

“Governmental Authority” shall mean each Regulatory Authority and any other domestic or foreign court, arbitrator or arbitration panel, administrative agency, commission or other governmental authority or instrumentality (including the staff thereof), or any industry self-regulatory authority (including the staff thereof).

“Hazardous Material” shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products that are or become regulated under any applicable local, state, or federal Law (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

“Health Care Reform Laws” shall mean the Patient Protection and Affordable Care Act, Pub. L. No. 111-148, the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, as amended, and all regulations and guidance issued thereunder.

“Intellectual Property” shall mean (i) any patents, copyrights, trademarks, service marks, maskworks or similar rights throughout the world, and applications or registrations for any of the foregoing, (ii) any proprietary interest, whether registered or unregistered, in know-how, copyrights, trade secrets, database rights, data in databases, website content, inventions, invention disclosures or applications, software (including source and object code), operating and manufacturing procedures, designs, specifications and the like, (iii) any proprietary interest in any similar intangible asset of a technical, scientific or creative nature, including slogans, logos and the like and (iv) any proprietary interest in or to any documents or other tangible media containing any of the foregoing.

“Investment Advisory Services” means investment management, investment advisory or sub-advisory services, or any other wealth management services including but not limited to trust and estate planning and trust administration.

“Knowledge” shall mean (i) with respect to Elmira, the knowledge of the individuals listed in Section 7.1 of the Elmira Disclosure Letter, after reasonable inquiry, and (ii) with respect to Community, the knowledge of the individuals listed in Section 7.1 of the Community Disclosure Letter, after reasonable inquiry.

“Law” shall mean any code, law (including any rule of common law), ordinance, regulation, rule, statute or Pandemic Measures applicable to a Person or its assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Governmental Authority.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, or guaranty of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any mortgage, pledge, claim, reservation, restriction (other than a restriction on transfers arising under the Securities Laws), security interest, lien, or encumbrance of any nature whatsoever of, on, or with respect to any property or property interest, other than Liens for property Taxes not yet due and payable.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability, but shall not include claims of entitlement under any Benefit Plans that are made or received in the ordinary course of business.

“Material Adverse Effect” on Elmira or Community, as the case may be, shall mean a material adverse effect on (i) the condition (financial or otherwise), property, business, assets (tangible or intangible), liabilities or results of operations of such Party and its Subsidiaries taken as a whole or (ii) the ability of such Party and its Subsidiaries to perform their obligations under this Agreement or to timely consummate the First Step Merger, the Second Step Merger or the other transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not be deemed to include for purposes of (i) above, (A) changes, after the date of this Agreement, in GAAP or regulatory accounting requirements generally applicable to banks and their holding companies, (B) changes after the date of this Agreement in Laws or interpretations of Laws by Governmental Authorities of general applicability to banks and their holding companies, (C) changes after the date of this Agreement in general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting banks and their holding companies, (D) changes after the date of this Agreement in market interest rates, (E) changes after the date of this Agreement resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any epidemic, pandemic, or outbreak of any disease or other public health event (including the Pandemic and the implementation of the Pandemic Measures), (F) any failure to meet internal projections or forecasts or estimates of revenues or earnings for any period, or any decline in the trading price of such Party’s common stock (it being understood that the circumstances giving rise to such failure or decline that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), or (G) changes resulting from the announcement of the transactions contemplated by this Agreement (including the impact thereof on relationships with customers, Service Providers or partners) or actions or inactions expressly required by this Agreement, except with respect to clauses (A), (B), (C), (D) and (E) above to the extent that the effects of such changes are disproportionately adverse to the condition (financial or otherwise), property, business, assets (tangible or intangible), liabilities or results of operations of such Party and its Subsidiaries taken as a whole, as compared to other banks and their holding companies.

“Merger Sub Shareholder Approval” shall mean the adoption of this Agreement and the Second Step Merger Agreement by Community, the holder of one hundred percent (100%) of the outstanding shares of Merger Sub.

“NYDFS” shall mean The New York State Department of Financial Services.

“New York Superintendent” shall mean the Superintendent of the Department of Financial Services of the State of New York.

“NYSE” shall mean the New York Stock Exchange.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or other Governmental Authority.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, bylaws or other similar governing instruments, in each case as amended as of the date specified, of any Person.

“Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or Covid-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto.

“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or other Laws or directives, guidelines or recommendations promulgated by any Regulatory Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic.

“Party” shall mean Community, Merger Sub or Elmira and “Parties” shall mean Community, Merger Sub and Elmira.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, or permit from Governmental Authorities that are required for the operation of the businesses of a Person or its Subsidiaries.

“Person” shall mean any natural person or any legal, commercial, or governmental entity, including a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, or person acting in a representative capacity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Proxy Statement” shall mean the proxy statement relating to the Elmira Shareholder Meeting (including any amendments or supplements thereto).

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve Board (including any Federal Reserve Bank), the OCC, the FDIC, the Consumer Financial Protection Bureau, the Internal Revenue Service, the New York Superintendent and/or the NYDFS, any state attorney general, all federal and state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, FINRA, and the SEC (including, in each case, the staff thereof).

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, agent or other representative of a Person.

“Rights” shall mean, with respect to any Person, securities, or obligations convertible into or exercisable or exchangeable for, or giving any other Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, phantom awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person, whether vested or unvested or exercisable or unexercisable.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Laws” shall mean the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the Trust Indenture Act of 1939, each as amended, state securities and “Blue Sky” Laws, including in each case the rules and regulations thereunder.

“Service Provider” shall mean any current or former director, officer, employee or individual independent contractor or consultant of Elmira or any of its Subsidiaries.

“Subsidiary” or “Subsidiaries” shall have the meaning assigned in Rule 1-02(x) of Regulation S-X of the SEC.

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal for at least a majority of the outstanding shares of Elmira Common Stock on terms that the Board of Directors of Elmira concludes in good faith to be more favorable from a financial point of view to Elmira’s shareholders than the First Step Merger and the other transactions contemplated by this Agreement (including the terms, if any, proposed by Community to amend or modify the terms of the transactions contemplated by this Agreement), (i) after receiving the written advice of its financial advisor (which shall be a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (iii) after taking into account all legal (with the written advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement and break-up fee provisions and conditions to closing) and any other relevant factors permitted under applicable Law.

“Tax” or “Taxes” shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other like assessments in the nature of a tax, including assessments for unclaimed property, as well as income, gross receipts, excise, employment, sales, use, transfer, intangible, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or like governmental fee of any kind whatsoever, or any amount in respect of unclaimed property or escheat, imposed by or required to be paid or withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, whether disputed or not, including any related interest, penalties, and additions imposed thereon or with respect thereto, and including any Liability for Taxes of another Person pursuant to a contract (other than any commercial agreement the principal purpose of which is not Tax), as a transferee or successor, under Treasury Regulation Section 1.1502-6 or analogous provision of state, local or foreign Law or otherwise.

“Tax Return” shall mean any report, return, information return, or other information provided or required to be provided to a Taxing Authority in connection with Taxes, including any return of an Affiliated or combined or unitary group that includes a Party or its Subsidiaries and including without limitation any estimated Tax return.

“Taxable Period” shall mean any period prescribed by any Taxing Authority.

“Taxing Authority” shall mean any federal, state, local, municipal, foreign, or other Governmental Authority, instrumentality, commission, board or body having jurisdiction over the Parties to impose or collect any Tax.

“Technology Systems” shall mean the electronic data processing, information, record keeping, communications, telecommunications, hardware, third-party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property used by Elmira.

(b)            The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Adverse Recommendation Change	Section 4.11(e)
Agreement Alternative Acquisition Agreement	Preamble Section 4.11(e)
Anti-Corruption Laws	Section 3.2(i)(v)
Anti-Money Laundering Laws	Section 3.2(i)(vi)
Appraisal Rights	Section 2.3(a)
BHC Act	Recitals
Book-Entry Shares CARES Act	Section 2.2(b) Section 3.2(i)(ii)
Certificate of Merger	Section 1.1(c)
Closing	Section 1.1(b)
Closing Date	Section 1.1(b)
Community	Preamble
Community Disclosure Letter	Section 3.1
Continuing Employees	Section 4.13(a)
CRA	Section 3.2(q)
Delinquent Loans	Section 3.2(o)(ii)
Dissenting Shares	Section 2.3(a)
Effective Time	Section 1.1(c)
Elmira	Preamble
Elmira Certificates	Section 2.2(b)
Elmira Directors’ Recommendation	Section 3.2(b)(ii)
Elmira Disclosure Letter	Section 3.1
Elmira Owned Properties	Section 3.2(x)
Elmira Real Property	Section 3.2(x)
Elmira Reports	Section 3.2(e)(ii)
Elmira Restricted Share	Section 2.4(a)
Elmira Shareholder Meeting Elmira Stock Option	Section 4.5(b) Section 2.4(b)
Exchange Fund	Section 2.2(a)
Expiration Date	Section 6.1(e)

First Step Merger	Recitals
Indemnified Party Investment Advisers Act Investment Company Act	Section 4.15(a) Section 3.2(ee)(i) Section 3.2(ee)(i)
IRS	Section 3.2(k)(i)
Loans	Section 3.2(o)(i)
Materially Burdensome Regulatory Condition	Section 4.7(g)
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
NY Banking Law	Recitals
No-Shop Period Start Date	Section 4.11(a)
NYBCL	Recitals
NYDOS Option Cancellation Agreements Paying Agent	Section 1.1(c) Section 2.4(b) Section 2.2(a)
Permitted Liens	Section 3.2(x)
PIFI	Section 3.2(r)(i)
Premium Cap	Section 4.15(b)
Proposed Dissenting Shares	Section 2.3(a)
REIT	Section 3.2(g)(x)
Requisite Regulatory Approvals	Section 4.7(f)
Sanctions	Section 3.2(i)(viii)
Sanctioned Country	Section 3.2(i)(viii)
Second Step Merger	Recitals
Second Step Merger Agreement Security Breach	Recitals Section 3.2(r)(ii)
Shareholder Support Agreement	Recitals
Surviving Entity	Section 1.1(a)
Takeover Laws	Section 3.2(v)
Termination Fee	Section 6.2(a)
WARN	Section 3.2(j)(iii)

(c)            Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section.

Section 7.2      Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall be deemed only to be conditions of the First Step Merger and shall not survive the Effective Time, except for Section 4.15 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 7.3      Expenses. Except as otherwise provided in Section 6.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, whether or not such transactions are consummated, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

Section 7.4      Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the Elmira Disclosure Letter, the Community Disclosure Letter and the Exhibits hereto) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the Confidentiality Agreement, which shall remain in effect. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or Liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding any other provision hereof to the contrary, no consent, approval, or agreement of any third party beneficiary will be required to amend, modify or waive any provision of this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement; provided that, notwithstanding the foregoing clause, following the Effective Time only (but not unless and until the Effective Time occurs), (i) the provisions of Section 4.15 shall be enforceable by each Indemnified Party described therein, and (ii) each holder of Elmira Common Stock who properly surrenders his, her or its Elmira Common Stock in accordance with Article 2, shall have the right to receive the Merger Consideration, and such right shall be enforceable by such holder of Elmira Common Stock.

Section 7.5         Amendments. Before the Effective Time, this Agreement may be amended by a subsequent writing signed by each of the Parties, whether before or after the Elmira Shareholder Approval has been obtained, except to the extent that any such amendment would require the approval of the shareholders of Elmira, unless such required approval is obtained.

Section 7.6         Waivers.

(a)            Prior to or at the Effective Time, either Party shall have the right to waive any Default in the performance of any term of this Agreement by the other Party, to waive or extend the time for the compliance or fulfillment by the other Party of any and all of such other Party’s obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No waiver by a Party shall be effective unless in writing signed by a duly authorized officer of such Party.

(b)            The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

Section 7.7         Assignment. Merger Sub may assign its rights and responsibilities under this Agreement, including all of Merger Sub’s rights, interests and obligations hereunder, to an Affiliate of Merger Sub so long as such Affiliate expressly accepts in writing such assignment and assumes and agrees to perform under this Agreement all of Merger Sub’s rights and responsibilities as if such Affiliate were an original Party hereto. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

Section 7.8         Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by email, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

To Community or Merger Sub:

Community Bank, N.A.

5790 Widewaters Parkway

DeWitt, New York 13214

Email: Joe.Getman@cbna.com

Attention: Joe Getman, Executive Vice President and General Counsel

Copy to Counsel (which shall not constitute notice):

Squire Patton Boggs (US) LLP

201 E. Fourth Street, Suite 1900

Cincinnati, OH 45202

Email: james.barresi@squirepb.com

Attention: James J. Barresi

To Elmira:

Elmira Savings Bank

333 East Water Street

Elmira, NY 14901

Email:     tcarr@elmirasavingsbank.com

jsanford@elmirasavingsbank.com
Attention: Thomas Carr and Jason Sanford

Copy to Counsel (which shall not constitute notice):

Vorys, Sater, Seymour and Pease LLP
301 E. Fourth Street, Suite 3500
Cincinnati, OH 45202
Email: kjschaefer@vorys.com
Attention: Kimberly J. Schaefer

Section 7.9      Governing Law; Jurisdiction.

(a)            This Agreement and all disputes or controversies arising out of or relating to this Agreement and the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any applicable conflicts of law principles that would result in the application of the Laws of another jurisdiction; provided that matters relating to the fiduciary duties of the Board of Directors of Elmira shall be subject to the NY Banking Laws; provided, further, that the Laws of the United States shall govern the consummation of the Second Step Merger.

(b)            Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matters is vested in the Federal courts, any Federal court located in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Court of Chancery or, to the extent required by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, (x) any claim that such Party is not personally subject to the jurisdiction of any such court, (y) any claim that such Party and such Party’s property is immune from any legal process issued by any such court and (z) the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 7.8. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 7.10      Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronic transmission shall be deemed to be their original signatures for all purposes.

Section 7.11      Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 7.12      Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

Section 7.13      Severability. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 7.14      Waiver of Jury Trial. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. IF THE SUBJECT MATTER OF ANY LAWSUIT IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY TO THIS AGREEMENT SHALL PRESENT AS A NONCOMPULSORY COUNTERCLAIM IN ANY SUCH LAWSUIT ANY CLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. FURTHERMORE, NO PARTY TO THIS AGREEMENT SHALL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 7.15      Specific Performance. The Parties agree that irreparable damage would occur for which there is no adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach.

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf as of the day and year first above written.

Community Bank, N.A.

By:	/s/ Mark E. Tryniski
Name: Mark E. Tryniski
Title: President and Chief Executive Officer

Eagle Merger Sub Inc.

By:	/s/ Mark E. Tryniski
Name: Mark E. Tryniski
Title: President

Elmira Savings Bank

By:	/s/ Thomas M. Carr
Name: Thomas M. Carr
Title: President & CEO

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Second Step Merger Agreement

PLAN OF MERGER AND MERGER AGREEMENT

This Plan of Merger and Merger Agreement (this “Agreement”), dated as of [●], 2021, is made by and between Community Bank, N.A., a national banking association (the “Surviving Bank”), and Elmira Savings Bank, a New York state chartered stock form savings bank (the “Merging Bank”).

WITNESSETH:

WHEREAS, Surviving Bank, a national banking association duly organized and existing under the laws of the United States, with its main office located in DeWitt, New York, all the issued and outstanding capital stock of which is owned directly by Community Bank System, Inc., a New York corporation, has authorized capital stock consisting of [●]shares of common stock, par value of $[●] per share, of which [●] shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Merging Bank, a New York state chartered stock form savings bank, with its main office located in Elmira, New York, has authorized capital stock consisting of (i) 5,000,000 shares of common stock, par value $1.00 per share, (ii) 5,000,000 shares of preferred stock, of which no shares are outstanding or held in treasury, (iii) [●] shares of common stock reserved for issuance upon the exercise of outstanding stock options, and (iv) [●] shares of common stock reserved for issuance pursuant to future grants under The Employee Stock Ownership and Savings Plan of Merging Bank, Plan No. 002;

WHEREAS, Surviving Bank, Merging Bank and Eagle Merger Sub Inc., a New York corporation, or (“Merger Sub”) have entered into an Agreement and Plan of Merger, dated as of October 3, 2021 (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, (i) Merger Sub (or its assignee successor) will merge with and into Merging Bank (the “First Step Merger”), with Merging Bank surviving the First Step Merger as a wholly-owned subsidiary of Surviving Bank and (ii) thereafter, Merging Bank will merge with and into Surviving Bank (the “Second Step Merger”), with Surviving Bank surviving the Second Step Merger;

WHEREAS, contingent upon the completion of the First Step Merger, the parties to this Agreement intend to effect the Second Step Merger on the terms and subject to the conditions contained in this Agreement; and

WHEREAS, the Board of Directors of Surviving Bank and the Board of Directors of Merging Bank deem the Second Step Merger desirable and in the best interests of their respective banks, and have authorized and approved the execution and delivery of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

Article 8
Second step Merger

Section 8.1      The Second Step Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), Merging Bank shall be merged with and into Surviving Bank in accordance with the provisions of 12 U.S.C. 215a and 1828(c). At the Effective Time, the separate existence of Merging Bank shall cease, and Surviving Bank, as the surviving entity, shall continue its existence under the laws of the United States as a national banking association. All rights, franchises, and interests of Merging Bank in and to every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Second Step Merger without any deed or other transfer. The Surviving Bank, upon the Second Step Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by Merging Bank at the time of the Second Step Merger, subject to applicable provisions of 12 U.S.C. § 215a. The Surviving Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of any trust department, of each of the merging banks existing as of the Effective Time of the Second Step Merger. Immediately following the Effective Time, the Surviving Bank shall continue to operate the main or principal office and each of the branches of Merging Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate each of the branches of the Surviving Bank existing at the Effective Time.

Section 8.2      Closing. The closing of the Second Step Merger will take place following the First Step Merger or at such other time and date as Surviving Bank may determine in its sole discretion, but in no case prior to the date on which all of the conditions precedent to the consummation of the Second Step Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof, at such place as is agreed by the parties hereto.

Section 8.3      Effective Time. Subject to applicable law, the Second Step Merger shall become effective upon the issuance of a certification of merger by the Office of the Comptroller of the Currency (“OCC”) (such date and time being herein referred to as the “Effective Time”).

Section 8.4      Articles of Association and Bylaws. The national bank charter, articles of association and bylaws of Surviving Bank in effect immediately prior to the Effective Time shall be the national bank charter, articles of association and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.

Section 8.5      Board of Directors. At the Effective Time, the directors of Surviving Bank shall continue to serve as directors of the Surviving Bank.

Section 8.6      Officers. At the Effective Time, the officers of Surviving Bank shall continue to serve in their respective capacity as officers of the Surviving Bank.

Section 8.7      Name and Main Office. The name of the Surviving Bank shall be the same name as the name of the Surviving Bank and the main office of the Surviving Bank shall be at 5790 Widewaters Parkway, DeWitt, New York, 13214.

Section 8.8      Tax Treatment. It is the intention of the parties that the second Step Merger be treated for U.S. federal income tax purposes as a “tax free reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.

Article 9
Consideration

Section 9.1      Effect on Merging Bank Capital Stock. At the Effective Time, by virtue of the Second Step Merger and without any action on the part of the holder of any capital stock of Merging Bank, all shares of Merging Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

Section 9.2      Effect on Surviving Bank Capital Stock. Each share of Surviving Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Second Step Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Bank.

Article 10
COVENANTS

Section 10.1      During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Merger Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Article 11
Conditions Precedent

Section 11.1      The Second Step Merger and the respective obligations of each party hereto to consummate the Second Step Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

a.	The approval of the OCC under 12 U.S.C. § 215a and 12 U.S.C. § 1828(c) with respect to the Second Step Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired or been terminated; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Second Step Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired or been terminated.

b.	The First Step Merger shall have been consummated in accordance with the terms of the Merger Agreement.

c.	No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Second Step Merger shall be in effect and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the Second Step Merger.

d.	This Agreement shall have been ratified, confirmed and approved by Surviving Bank in its capacity as the sole shareholder of the Merging Bank following the First Step Merger.

Article 12
Termination and amendment

Section 12.1      Termination. This Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto. This Agreement will terminate automatically without any action by the parties hereto upon the termination of the Merger Agreement.

Section 12.2      Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

Article 13
GENERAL PROVISIONS

Section 13.1      Representations and Warranties. Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

Section 13.2      Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

Section 13.3      Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.

Section 13.4      Counterparts. This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 13.5      Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Merger Agreement.

Section 13.6      Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed wholly within such state, except to the extent that the federal laws of the United States shall be applicable hereto.

Section 13.7      Assignment. Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 6.07 shall be null and void.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.

Merging Bank

By:
Name:
Title:

Surviving Bank

By:
Name:
Title:

Exhibit B

Shareholder Support Agreement Signatories

1.	Thomas M. Carr
2.	Michael P. Hosey
3.	A. Scott Welliver
4.	Thomas J. Gough
5.	Jodi J. Edger
6.	Marianne W. Young
7.	Arie van den Blink
8.	Katherine H. Roehlke
9.	Donald G. Quick Jr.
10.	Kristin A. Swain
11.	John R. Alexander

Exhibit C

Form of Shareholder Support Agreement

SHAREHOLDER SUPPORT AGREEMENT

THIS SHAREHOLDER SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of October 3, 2021, by and among Community Bank, N.A., a national banking association (“Community”), and the undersigned shareholders (each a “Shareholder” and collectively, the “Shareholders”) of Elmira Savings Bank, a New York state chartered savings bank (“Elmira”).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Community, Eagle Merger Sub Inc., a New York corporation (“Merger Sub”) and Elmira are entering into an Agreement and Plan of Merger of even date herewith (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, (i) Merger Sub will merge with and into Elmira (the “First Step Merger”) with Elmira surviving the First Step Merger as a wholly-owned subsidiary of Community, (ii) following the First Step Merger, Elmira will merge with and into Community (the “Second Step Merger Agreement” and together with the First Step Merger, the “Mergers”) with Community surviving the Second Step Merger, and (iii) each outstanding share of common stock of Elmira (the “Elmira Common Stock”) will be converted into the right to receive the consideration set forth in the Merger Agreement;

WHEREAS, as of the date hereof, each Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of Elmira Common Stock and options to purchase such number of shares of Elmira Common Stock as is indicated on the signature page of this Agreement;

WHEREAS, as a condition and inducement to Community, Merger Sub and Elmira to enter into the Merger Agreement, the Shareholders (in the Shareholders’ capacity as such) are hereby agreeing to vote the Shares as described herein and to take such other actions as provided for herein.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the parties hereto agree as follows:

1.            Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)            “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article 6 thereof, or (ii) such date and time as the Mergers shall become effective in accordance with the terms and provisions of the Merger Agreement, (iii) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to the shareholders of Elmira pursuant to the Merger Agreement as provided to the Shareholder on the date hereof; or (iv) eighteen (18) months following the execution of this Agreement.

(b)            “Shares” shall mean (i) all securities of Elmira (including all shares of Elmira Common Stock and, to the extent transferable by their terms, all options, warrants and other rights to acquire shares of Elmira Common Stock) owned by the Shareholders as of the date hereof, and (ii) all additional securities of Elmira (including all additional shares of Elmira Common Stock and, to the extent transferable by their terms, all additional options, warrants and other rights to acquire shares of Elmira Common Stock) of which the Shareholders acquire ownership during the period from the date of this Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).

(c)            “Transfer.” A Person shall be deemed to have effected a “Transfer” of a Share if such person directly or indirectly (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers or disposes of such Share or any interest in such Share, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of such Share or any interest therein.

2.            Transfer of Shares. Except as expressly permitted by this Agreement, until the Expiration Date, no Shareholder shall directly or indirectly: (i) cause or permit any Transfer of any of the Shares of which such Shareholder is the beneficial owner (x) unless each Person to which any of such Shares, or any interest in any of such Shares, is or may be transferred shall have: (A) executed a counterpart of this Agreement and (B) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement or (y) except by will or by operation of law, in which case this Agreement will bind the transferee; (ii) grant any proxies or powers of attorney, other than consistently with the terms of Section 3, or deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing any of such Shareholder’s obligations under this Agreement.

3.            Agreement to Vote Shares.

(a)            Until the Expiration Date, each Shareholder agrees that, at every meeting of the shareholders of Elmira called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of Elmira, such Shareholder (in such Shareholder’s capacity as such) shall, or shall cause the holder of record on any applicable record date to, vote the Shares for which it is entitled to vote at such meeting or by such written consent:

(i)            in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement;

(ii)            against approval of any proposal made in opposition to, or in competition with, the Mergers or any other transactions contemplated by the Merger Agreement; and

(iii)            against any of the following actions (other than those actions that relate to the Mergers and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, or reorganization of Elmira or any subsidiary of Elmira, (B) any sale, lease or transfer of any significant part of the assets of Elmira or any subsidiary of Elmira, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Elmira or any subsidiary of Elmira, (D) any material change in the capitalization of Elmira or any subsidiary of Elmira, or the corporate structure of Elmira or any subsidiary of Elmira, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Mergers or any other transactions contemplated by the Merger Agreement.

(b)            In the event that a meeting of the shareholders of Elmira is held, each Shareholder shall, or shall cause the holder of record of the Shares on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.

(c)            No Shareholder shall enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

(d)            Except as expressly set forth in this Section 3, each Shareholder shall retain at all times the right to vote such Shareholder’s Shares in such Shareholder’s sole discretion and without any other limitation on matters that are at any time or from time to time presented for consideration to Elmira’s shareholders.

4.            Agreement Not to Exercise Appraisal Rights. Until the Expiration Date, each Shareholder hereby waives and agrees not to exercise or assert any rights (including, without limitation, under Sections 604 and 6022 of the New York Banking Law) to demand appraisal of any Shares that may arise with respect to the Mergers.

5.             Grant of Irrevocable Proxy; Appointment of Proxy.

(a)            EACH SHAREHOLDER HEREBY GRANTS TO, AND APPOINTS, COMMUNITY AND ANY DESIGNEE OF COMMUNITY, EACH OF THEM INDIVIDUALLY, SUCH SHAREHOLDER’S IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES SOLELY AS INDICATED IN SECTION 3. EACH SHAREHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY SUCH SHAREHOLDER WITH RESPECT TO THE SHARES (SUCH SHAREHOLDER REPRESENTING TO COMMUNITY THAT ANY SUCH PROXY IS NOT IRREVOCABLE).

(b)            The proxy granted in this Section 5 shall automatically expire on the Expiration Date.

6.            Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, none of the Shareholders make any agreement pursuant to this Agreement or otherwise in such Shareholder’s capacity as a director or officer of Elmira and nothing in this Agreement shall (or require the Shareholders to attempt to) (a) limit or restrict any Shareholder who is a director or officer of Elmira or any subsidiary of Elmira from acting in such capacity or voting in such person’s sole discretion in such capacity on any matter (it being understood that this Agreement shall apply to each Shareholder solely in such Shareholder’s capacity as a shareholder of Elmira), or (b) be construed to prohibit, limit or restrict such Shareholder from exercising such Shareholder’s fiduciary duties as an officer or director to Elmira or its shareholders.

7.            No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Community any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholders, and Community shall not have any authority to direct the Shareholders in the voting of any of the Shares, except as otherwise provided herein.

8.           Representations and Warranties of the Shareholder. Each Shareholder hereby represents and warrants to Community as follows:

(a)            Power; Binding Agreement. Such Shareholder has full power and authority to execute and deliver this Agreement, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Shareholder of this Agreement, the performance by such Shareholder of its obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder is necessary to authorize the execution and delivery by it, him or her of this Agreement, the performance by such Shareholder of its, his or her obligations hereunder or the consummation by such Shareholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Shareholder and constitutes the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

(b)            No Conflicts. Except as set forth in the Merger Agreement, no filing with, and no permit, authorization, consent, or approval of, any Governmental Authority is necessary for the execution by the Shareholder of this Agreement, the performance by the Shareholder of such Shareholder’s obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby. None of the execution and delivery by the Shareholder of this Agreement, the performance by the Shareholder of such Shareholder’s obligations hereunder or the consummation by the Shareholder of the transactions contemplated hereby will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which such Shareholder is a party or by which the Shareholder or any of the Shareholder’s properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Shareholder or any of the Shareholder’s properties or assets.

(c)            Absence of Litigation. As of the date hereof, there is no suit, action, investigation or proceeding pending or, to the knowledge of such Shareholder, threatened against or affecting the Shareholder that could reasonably be expected to materially impair the ability of the Shareholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(d)            Ownership of Shares. Such Shareholder (i) is the beneficial owner of, and has good and valid title to, the shares of Elmira Common Stock (inclusive of any restricted stock) indicated on the signature page of this Agreement, all of which are free and clear of any Liens (except any Liens arising under securities laws or arising hereunder), (ii) is the owner of options that are exercisable for the number of shares of Elmira Common Stock indicated on the signature page of this Agreement, all of which options and shares of Elmira Common Stock issuable upon the exercise of such options are free and clear of any Liens (except any Liens arising under securities laws or arising hereunder), and (iii) does not own, beneficially or otherwise, any securities of Elmira other than the shares of Elmira Common Stock (including any restricted stock), options to purchase shares of Elmira Common Stock, and shares of Elmira Common Stock issuable upon the exercise of such options indicated on the signature page of this Agreement.

(e)            Voting Power. Except as noted on Schedule I attached hereto, such Shareholder has and will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder’s Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. There are no proxies, voting trusts or understandings to or by which such Shareholder is a party or bound or that expressly requires that any of such Shareholder’s Shares be voted in a specific manner other than as provided in this Agreement or that provide for any right on the part of any other person other than Shareholder to vote such Shares. Notwithstanding anything in this Agreement to the contrary, nothing herein shall require the Shareholder to exercise any option to purchase shares of Elmira Common Stock.

(f)            Information. None of the information relating to the Shareholder provided in writing by or on behalf of the Shareholder for inclusion in documents filed by Community with the Securities and Exchange Commission (the “SEC”) will, at the respective times such information is sent or given to Community or Elmira, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Shareholder agrees to promptly notify Community of any required corrections with respect to any such information.

(g)            No Finder’s Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of such Shareholder.

(h)            Reliance by Community and Elmira. Such Shareholder understands and acknowledges that Community and Elmira are entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.

9.            Representations and Warranties of Community. Community represents and warrants to the Shareholder as follows:

(a)            Power; Binding Agreement. Community has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, except as set forth in the Merger Agreement, to consummate the transactions contemplated hereby. The execution, delivery and performance by Community of this Agreement, the performance of its obligations hereunder and the consummation by Community of the transactions contemplated hereby have been duly and validly authorized by Community and no other actions or proceedings on its part is necessary to authorize the execution and delivery of this Agreement, or, except as set forth in the Merger Agreement, the performance of its obligations hereunder and the consummation by Community of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Community and constitutes its valid and binding obligation, enforceable against Community in accordance with its terms.

(b)            No Conflicts. Except as set forth in the Merger Agreement, no filing with, and no permit, authorization, consent, or approval of, any Governmental Authority is necessary for the execution by Community of this Agreement, the performance by Community of its obligations hereunder and the consummation by Community of the transactions contemplated hereby. None of the execution and delivery by Community of this Agreement, the performance of its obligations hereunder or the consummation by Community of the transactions contemplated hereby will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which it is a party or by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to it or any of its properties or assets.

10.         Certain Restrictions. No Shareholder shall, directly or indirectly, take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect.

11.         Disclosure. Subject to reasonable prior notice and approval (which shall not be unreasonably withheld or delayed), each Shareholder hereby authorizes Community to publish and disclose such Shareholder’s identity, ownership of Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement in all documents and schedules filed with the SEC and any press release or other disclosure document that Community determines to be necessary or desirable in connection with the Mergers and any transactions related to the Mergers.

12.         Further Assurances. Subject to the terms and conditions of this Agreement, each Shareholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Shareholder’s obligations under this Agreement.

13.         Legending of Shares. If so requested by Community, each Shareholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement.

14.          Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 14 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any willful breach of this Agreement prior to the Expiration Date.

15.          Miscellaneous.

(a)            Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Authority of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

(b)            Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the others.

(c)            Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

(d)            Specific Performance; Injunctive Relief. The parties hereto acknowledge that Community shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Shareholders set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Community upon any such violation, Community shall be entitled to injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. Shareholder further agrees that none of Community or any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and Shareholder irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(e)            Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

If to Community:

Community Bank, N.A.

5790 Widewaters Parkway

DeWitt, New York 13214

Email: Joe.Getman@cbna.com

Attention: Joe Getman, Executive Vice President and General Counsel

with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP

1211 Avenue of the Americas, 26th Floor

New York, NY 10036

Attn:      James J. Barresi

If to the Shareholder:

To the respective addresses and fax numbers shown on the signature pages for each Shareholder.

(f)            No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(g)            No Third Party Beneficiaries. Except for the reliance acknowledged in Section 8(h) hereof, his Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(h)            Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without reference to any provision that would require the application of the laws of another jurisdiction.

(i)            Submission to Jurisdiction. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matters is vested in the Federal courts, any Federal court located in the State of Delaware. The parties hereto hereby (i) submit to the exclusive jurisdiction of the above-named courts for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

(j)            Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(k)            Entire Agreement. This Agreement contains the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

(l)            Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties hereto as closely as possible in a mutually acceptable manner.

(m)           Interpretation.

(i)            Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(ii)            The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

(n)            Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

(o)            Shareholder Obligations. The obligations of the Shareholders under this Agreement shall be several and not joint.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by its duly authorized officer to be effective as of the date first above written.

Community Bank, N.A.

By:
Name:
Title:

[Signature Page to Shareholder Support Agreement]

SHAREHOLDER:

[SHAREHOLDER NAME]

By:

Address:

Shares beneficially owned:

_____ shares of Elmira Common Stock

_____ shares of Elmira restricted stock

_____ shares of Elmira Common Stock issuable upon exercise outstanding options or warrants

[Signature Page to Shareholder Support Agreement]

SCHEDULE I

EXCEPTIONS

None.

[Signature Page to Shareholder Support Agreement]